UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

☒ SEMIANNUAL REPORT PURSUANT TO REGULATION A

or

☐ SPECIAL FINANCIAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended June 30, 2026

Commission file number: 024-12661

FULLPAC, INC.

(Exact name of issuer as specified in its charter)

Nevada	39-2886611
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

1206 Laskin Road, Suite 201-o

Virginia Beach, Virginia 23451

(Full mailing address of principal executive offices)

(757) 821-2121

(Issuer’s telephone number, including area code)

Cautionary Note Regarding Forward-Looking Statements

The information contained in this report includes some statements that are not historical and that are considered forward-looking statements. Such forward-looking statements include, but are not limited to, statements regarding our development plans for our business; our strategies and business outlook; anticipated development of our company; and various other matters. These forward-looking statements express our expectations, hopes, beliefs and intentions regarding the future. In addition, without limiting the foregoing, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. The words “anticipates,” “believes,” “continue,” “could,” “estimates,” “expects,” “intends,” “may,” “might,” “plans,” “possible,” “potential,” “predicts,” “projects,” “seeks,” “should,” “will,” “would” and similar expressions and variations, or comparable terminology, or the negatives of any of the foregoing, may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking.

The forward-looking statements contained in this report are based on current expectations and beliefs concerning future developments that are difficult to predict. We cannot guarantee future performance, or that future developments affecting our company will be as currently anticipated. These forward-looking statements involve a number of risks, uncertainties (some of which are beyond our control) or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements.

All forward-looking statements attributable to us are expressly qualified in their entirety by these risks and uncertainties. These risks and uncertainties, along with others, are also described in the sections entitled “Risk Factors” in the Company’s registration statement on Form S-1, as amended, and in the Company’s offering circular on Form 1-A, as amended (File No. 024-12661). Should one or more of these risks or uncertainties materialize, or should any of our assumptions prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements. You should not place undue reliance on any forward-looking statements and should not make an investment decision based solely on these forward-looking statements. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws.

Such risks and uncertainties include, but are not limited to, the following:

●	our Common Stock is not listed on any national securities exchange or other trading market, and we cannot be certain that a liquid trading market for our Common Stock will develop;
●	our plan to list our Common Stock on Nasdaq may never be realized or may progress slower than we expect, resulting in a significant delay between your investment and the creation of a liquid trading market or the inability to sell or dispose of our Common Stock;
●	using a credit card to purchase the Common Stock may impact the return on your investment as well as subject you to other risks inherent in this form of payment;
●	the voting power of our stock is concentrated with our officers and directors, which will limit an investor’s ability to influence the outcome of important transactions, including a change of control;
●	our ability to grow and compete in the future will be adversely affected if adequate capital is not available to us or not available on terms favorable to us;
●	we depend on personal guarantees and loans from our Chief Executive Officer to obtain and maintain financing, and he has no obligation to continue providing them;
●	our failure to repay or refinance the approximately $2,363,260 of indebtedness and financing obligations outstanding as of September 14, 2026, substantially all of which matures or is scheduled to be repaid within the next twelve months, could result in defaults and the loss of our assets;
●	the market for programmatic buying for political advertising campaigns is dynamic and evolving. If this market develops more slowly or differently than expected, our business, operating results and financial condition may be adversely affected;
●	we have historically relied on a limited number of clients for a substantial portion of our revenue, and the loss of these clients could harm our business;
●	our success and revenue growth is dependent on our marketing efforts, ability to maintain our brand, adding new clients, and increasing usage of our platform and services by our customers;
●	our business depends, in part, on the success of our strategic relationships to attract potential clients for our services, and our ability to grow our business depends on our ability to continue these relationships;
●	our business is heavily tied to the United States electoral calendar. Political campaign spending tends to increase near certain milestone dates, which we expect to create fluctuations in our operating results on a quarter-to-quarter and year-to-year basis;
●	we expect to experience a high rate of client and subscriber churn;
●	changes in campaign finance laws or patterns of political spending could adversely affect our business;
●	our association with clients who become involved in public scandals or controversies could damage our reputation and brand, regardless of our nonpartisan stance;
●	we identified material weaknesses in our internal control over financial reporting and may identify additional material weaknesses in the future or otherwise fail to maintain an effective system of internal control, which may result in material misstatements of our financial statements or cause us to fail to meet our periodic reporting obligations;
●	our failure to adequately protect our intellectual property rights could diminish the value of our products, weaken our competitive position and reduce our revenue, and infringement claims asserted against us or by us, could have a material adverse effect;
●	a disruption to our information technology systems could adversely affect our business and reputation;
●	cyberattacks, cyber fraud, and unauthorized data access could harm us or our clients and result in liability, and could adversely affect our business and results of operations;

●	we are dependent on the continued availability of third-party hosting and transmission services. Operational issues with, or changes to the costs of, our third-party data center providers could harm our business, reputation or results of operations;
●	changes in legislative, judicial, regulatory, or cultural environments relating to information collection, use and processing may limit our ability to collect, use and process data. Such developments could cause revenue to decline, increase the cost of data, reduce the availability of data and adversely affect the demand for our products and services;
●	we are subject to regulation with respect to political campaign activities, which lacks clarity and uniformity;
●	our business is dependent on text messaging and voice communication channels, and our access to these channels could be limited by regulatory or industry actions, including from mobile network operators or designers of mobile operating systems;
●	individuals may claim our calling or text messaging services are subject to, and are not compliant with, the Telephone Consumer Protection Act or similar state laws;
●	artificial intelligence (“AI”) presents risks and challenges that can impact our business, including by posing security risks to our confidential information, proprietary information and personal data;
●	our potential adoption of a bitcoin accumulation strategy would subject us to risks associated with the digital assets industry and the volatility of bitcoin.

These factors may include inaccurate assumptions and a broad variety of other risks and uncertainties, including some that are known and some that are not. No forward-looking statement can be guaranteed, and actual future results may vary materially. Information regarding market and industry statistics contained in this report is included based on information available to us that we believe is accurate. It is generally based on industry and other publications that are not produced for purposes of securities offerings or economic analysis. We have not reviewed or included data from all sources and cannot assure investors of the accuracy or completeness of the data included in this report. Forecasts and other forward-looking information obtained from these sources are subject to the same qualifications and the additional uncertainties accompanying any estimates of future market size, revenue and market acceptance of products and services. We do not assume any obligation to update any forward-looking statement. As a result, investors should not place undue reliance on these forward-looking statements.

These forward-looking statements are based on information available as of the date of this report and current expectations, forecasts and assumptions, and involve a number of judgments, risks and uncertainties. Accordingly, forward-looking statements should not be relied upon as representing our views as of any subsequent date, and we do not undertake any obligation to update forward-looking statements to reflect events or circumstances after the date they were made, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws.

Item 1. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Management’s Discussion and Analysis of Financial Condition and Results of Operations is intended to provide a reader of our financial statements with a narrative from the perspective of our management on our financial condition, results of operations, liquidity, and certain other factors that may affect our future results. The information set forth below should be read in conjunction with the financial statements and the notes thereto included elsewhere in this Semiannual Report on Form 1-SA. Unless stated otherwise, references in this section to “us,” “we,” “our,” or our “Company” and similar terms refer to FullPAC, Inc., a Nevada corporation, or the historical results of RoboCent, Inc., a Virginia corporation and our wholly owned subsidiary.

Overview

FullPAC operates as a technology infrastructure and communications provider that equips political campaigns, advocacy groups, non-profit organizations, governmental entities, and corporate issuers with an integrated suite of targeted outreach tools. Our fundamental operational mission is to foster active participation in the democratic process and facilitate free political speech. We seek to achieve this by providing our clients with the capabilities necessary to deliver targeted, legally compliant, and highly effective messaging at scale, thereby bridging the communication gap between organizations and the constituencies they seek to engage.

We operate an end-to-end communications ecosystem that functions as a comprehensive outreach infrastructure for our clients. We established our historical market presence primarily through the facilitation of peer-to-peer (“P2P”) text messaging for political campaigns, and we continue to scale our operations to meet the diverse communication needs an organization may face during critical periods of constituent engagement. Whether a client’s objective is mobilizing voters for a federal general election, gathering grassroots support for a local ballot measure, distributing official municipal civic alerts, or securing retail shareholder participation for a corporate proxy vote, we believe our platforms provide the underlying architecture to execute these campaigns effectively.

Spending on elections in the United States has increased significantly. According to data from OpenSecrets, the average winner of a federal legislative election in 1990 spent $407,556 on their campaign for the House and $3,870,621 on their campaign for the Senate. By 2010, when the Supreme Court’s ruling in Citizens United v. FEC changed the landscape of campaign finance, the average spend for a winning congressional campaign had roughly tripled, with House winners spending an average of $1,439,997 and Senate winners spending an average of $9,782,702 on their campaigns. The numbers increased roughly seven-fold from 1990 levels by 2022, when the average House winner spent $2,789,859 and the average Senate winner spent $26,525,065 on their campaigns. According to OpenSecrets, on an inflation-adjusted basis, total expenditures on presidential and congressional elections increased from $5.6 billion in 2000 to $18.3 billion in 2020.

The foregoing figures represent only federal political spending in the U.S. and exclude spending by campaigns for public offices at the state, county, city, or district level, all of which have become increasingly contested as the perceived stakes of elections continue to grow. Besides races for office, political organizations have increased their spending to influence public opinion. According to OpenSecrets, more than $1 billion was spent to support or oppose ballot measures placed directly before voters in 2022, with 27 different ballot measures generating at least $5 million each in spending. Additionally, outside spending in connection with races for office has increased with the proliferation of super PACs and other issue-oriented organizations. Any organization that wants to connect with voters where such communication relates to an election or political issue represents a potential client for our services.

We expect to benefit from the increasing hyper-politicization of American politics and the deepening political divide. We believe there is a shrinking pool of voters that can be persuaded by either of the two main political parties. While FullPAC’s services are regularly utilized to reach undecided voters, it is not what generates the majority of our revenue. In recent years, leading candidates within both main political parties in the United States have increasingly adopted base politics, which often involves sending sensationalized communications to supporters and members of their own political party to elicit emotional reactions. We believe that this strategy is highly effective at driving voter turnout, generating donations, raising awareness, and shaping the narrative of key events amongst a candidate’s supporters, and that we are positioned to significantly benefit from a trend that regularly involves messaging outreach campaigns to a significant portion of the electorate.

Corporate Structure and Subsidiaries

To effectively segment our operations, manage our distinct service verticals, and target specific markets, the Company operates through the following legally distinct, wholly owned subsidiaries:

●	RoboCent, Inc.: RoboCent is our historical predecessor and flagship operating entity. Following the formation of FullPAC in June 2025, the Company completed a reorganization in which RoboCent became a wholly owned subsidiary. RoboCent operates our core P2P text messaging and voice broadcasting platforms. It provides clients with comprehensive tools for contact list management, message delivery, and real-time engagement reporting, enabling high-volume outreach across the political spectrum.
●	Advocacy Lab LLC: Advocacy Lab is a Michigan limited liability company acquired by the Company, effective as of October 1, 2025. This subsidiary serves as our specialized content generation platform. In the contemporary digital environment, campaigns must rapidly produce high volumes of tailored written and visual content to maintain voter engagement and respond to an evolving news cycle. Advocacy Lab provides the tools and specialized expertise necessary to generate this compelling messaging content at scale, which clients can subsequently deploy across their communication channels.
●	GOTV, Inc.: GOTV, Inc. is a Nevada corporation formed in November 2025 to act as our dedicated public opinion polling and survey division. This entity utilizes interactive voice response (“IVR”) and SMS-based survey technology to gather public sentiment. By deploying these tools, campaigns and organizations can collect data-driven insights to measure name recognition, test policy platforms, and inform their broader messaging and resource-allocation strategies.
●	Govt, Inc.: Govt, Inc. is a Nevada corporation formed in December 2025 to operate our government contracting vertical. This entity focuses strictly on nonpartisan, official communications, providing secure and efficient channels for state and local municipalities, public agencies, and elected officials to broadcast civic updates, emergency alerts, and public service announcements directly to their residents.

Principal Products and Services

We operate a multi-channel communications platform that supports political campaigns, advocacy organizations, and elected officials in reaching voters, supporters, and constituents. Our platform combines outreach channels with supporting data, research, and creative services, allowing our clients to design multi-touchpoint outreach programs and deliver targeted messages through the combinations of channels most likely to resonate with each audience segment. Clients can manage their outreach on a self-service basis through our client application or engage our team to handle execution end-to-end on a turnkey basis. Artificial intelligence capabilities are incorporated across our platform in functional areas that include message drafting and variant generation, response classification, voter audience scoring and segmentation, deliverability optimization, and processing of recorded voice responses.

We primarily generate revenue by facilitating the sending of communications for political organizations, including text messages and automated calls.

Recent Developments

December 2025 Private Placement; January 2026 Private Placement; April 2026 Private Placements; Founder Share Sale

On December 19, 2025, we issued and sold in a private placement an aggregate of 40,000 shares of common stock, par value $0.0001 per share (“Common Stock”), at a purchase price of $5.00 per share to one investor pursuant to that certain Securities Purchase Agreement dated as of December 19, 2025 (the “December 2025 Purchase Agreement”), for aggregate gross proceeds of $200,000 (the “December 2025 Private Placement”).

On January 6, 2026, we issued and sold in a private placement an aggregate of 160,000 shares of Common Stock at a purchase price of $5.00 per share to the same investor pursuant to that certain Securities Purchase Agreement dated as of January 6, 2026 (the “January 2026 Purchase Agreement”), for aggregate gross proceeds of $800,000 (the “January 2026 Private Placement”).

We used the net proceeds of the December 2025 Private Placement and the January 2026 Private Placement for general corporate purposes, including working capital.

On April 24, 2026, we issued and sold in a private placement an aggregate of 519,258 shares of Common Stock at a purchase price of $5.00 per share to certain accredited investors pursuant to those certain Securities Purchase Agreements dated as of April 24, 2026 (collectively, the “April 2026 Purchase Agreements”), for aggregate gross proceeds of approximately $2.6 million (the “April 2026 Private Placements” and, together with the December 2025 Private Placement and the January 2026 Private Placement, the “Private Placements”). We used the proceeds from the April 2026 Private Placements for working capital and to begin redeeming the senior secured notes maturing on December 31, 2026 (the “Seed Notes”) issued by RoboCent, Inc. No commissions or finder’s fees were paid in connection with the April 2026 Private Placements.

In connection with the April 2026 Private Placements, Travis Trawick, our Founder, Chief Executive Officer and Chairman, sold an aggregate of 3,196,737 shares of the Company’s Common Stock to the same accredited investors that were purchasers in the April 2026 Private Placements (the “Founder Share Sale”). The purchase price per share in the Founder Share Sale was $0.10, and Mr. Trawick received gross proceeds of approximately $320,000. The Company was not a party to the Founder Share Sale and did not receive any proceeds from the sale of shares by Mr. Trawick. The Founder Share Sale closed concurrently with the April 2026 Private Placements.

Dawson James Securities, Inc. (“Dawson James”) agreed to waive its role as placement agent solely in connection with the April 2026 Private Placements and the Founder Share Sale. Additionally, the Company and Dawson James agreed to waive the existing lock-up agreement with Mr. Trawick solely with respect to the shares of Common Stock sold by Mr. Trawick in the Founder Share Sale.

Pursuant to the stock purchase agreements for the April 2026 Private Placements and the Founder Share Sale, the Company has agreed that it will not allow its Common Stock to commence trading on a national securities exchange until a registration statement covering the resale of the shares of Common Stock sold in both the April 2026 Private Placements and the Founder Share Sale has been declared effective by the Securities and Exchange Commission.

The Company will not receive any proceeds from any resale of shares pursuant to the Company’s registration statement on Form S-1. The shares of Common Stock issued in the December 2025 Private Placement, January 2026 Private Placement and April 2026 Private Placements are also being registered for resale under the Company’s registration statement on Form S-1 (Registration No. 333-296437) pursuant to registration covenants in the December 2025 Purchase Agreement, January 2026 Purchase Agreement and April 2026 Purchase Agreements.

Redemption of Senior Secured Notes (Seed Notes)

As of June 30, 2026, we have redeemed certain of the Seed Notes with aggregate principal of $512,866 and accrued interest of $48,368, using proceeds from Private Placements and our ongoing Regulation A Offering. In connection with closing the April 2026 Private Placements, the Company’s equity financings, including our ongoing Regulation A Offering, had generated total gross proceeds to the Company of not less than $2,500,000, which constituted a qualified financing under the Seed Notes (a “Qualified Financing”). Certain holders of the Seed Notes executed an amendment and subordination agreement to their Seed Note subordinating their right to receive a pro rata portion of the redemption amount payable upon a Qualified Financing. As of June 30, 2026, the cash paid in connection with such redemptions exceeded the aggregate principal and accrued interest of the redeemed Seed Notes by $2,288,208, which excess amount (the redemption premium) is characterized as a “loss on settlement” in our consolidated financial statements. During the period ended June 30, 2026, the Company recognized an additional loss on settlement on the outstanding notes of $799,785 in relation to the aggregate amount of redemption payments that could be made under Section 2(a) of the note agreements as a result of the Qualified Financing completed during the second quarter of 2026. As of June 30, 2026, the outstanding principal balance and accrued interest on the Seed Notes were $737,134 and $94,844, respectively. For a description of the terms of the Seed Notes, including the Qualified Financing and Qualified Financing Redemption, see “Management’s Discussion and Analysis – Liquidity and Capital Resources – Sources of Liquidity – Senior Secured Notes (Seed Notes)”.

Govtext Asset Purchase

On January 5, 2026, FullPAC and its wholly owned subsidiary Govt, Inc. entered into an asset purchase agreement with Govtext, LLC and Elnatan Rudolph (together, the “Sellers”) to purchase certain assets of the Sellers related to their constituent-outreach business (“Govtext”). The Company agreed to pay $30,000 in cash to the Sellers. In connection with the acquisition, the Company also entered into an Independent Referral Partner Agreement with Mr. Rudolph (the “Partner Agreement”). The Partner Agreement has a term of approximately ten years but is cancellable by either party on 30 days’ notice. Under the Partner Agreement, Mr. Rudolph may earn commissions based on gross proceeds from certain legacy accounts of the acquired assets. All compensation under the Partner Agreement ends upon termination of the agreement. The Company accounted for the transaction as an asset acquisition under ASC 805.

Working Capital Financing

On February 11, 2026, we entered into a revolving Business Line of Credit Agreement with Headway Capital, LLC, with a credit limit of $100,000 at a variable APR (initially 75.05%) and a 2.00% advance fee per draw (the “Headway Agreement”). The Headway Agreement is secured by substantially all assets of the Company and was personally guaranteed by Mr. Trawick. As of June 30, 2026, the outstanding advanced balance on the Headway Agreement was $83,367.

On February 11, 2026, the Company, RoboCent, Advocacy Lab LLC, and Govt, Inc., on a joint and several basis, entered into an agreement with Pristine Capital Partners LLC pursuant to which we sold $151,900 of future receivables for a purchase price of $110,000, for net proceeds to the Company of $100,000 after a $10,000 origination fee (the “Pristine Agreement”). The Pristine Agreement is secured by the accounts, deposit accounts and receivables of each of those entities and the proceeds of those assets. Mr. Trawick guaranteed the Company’s performance of its representations, warranties and covenants under the Pristine Agreement. As of June 30, 2026, the outstanding advanced balance on the Pristine Agreement was $60,525.

On March 10, 2026, the Company entered into a Future Receipts Sale Agreement with Forward Financing LLC, a Delaware limited liability company (the “Forward Financing Agreement”), pursuant to which the Company sold $139,000 of future receipts to Forward Financing for a purchase price of $100,000, for net proceeds to the Company of $97,000 after a $3,000 origination fee. Forward Financing collects 3% of the Company’s future receipts each month via weekly payments of $3,475, continuing until the earlier of (i) Forward Financing’s receipt of the full $139,000 amount sold or (ii) three years from the effective date of the Forward Financing Agreement. The Forward Financing Agreement includes an Early Delivery Discount Addendum that gives the Company the option, on stated dates between the 30th and 300th day following that effective date, to satisfy its obligations by paying cumulative amounts ranging from $121,000 to $139,000. Mr. Trawick signed the Forward Financing Agreement as Principal and provided a guarantee of the Company’s performance of certain operational covenants under the Forward Financing Agreement. As of June 30, 2026, the outstanding balance on the Forward Financing Agreement was $89,655.

On August 31, 2026, the Company, RoboCent and Advocacy Lab LLC, on a joint and several basis, entered into a second agreement with Pristine Capital Partners LLC pursuant to which we sold $193,200 of future receivables for a purchase price of $140,000, for net proceeds of $133,000 after a $7,000 origination fee (the “Second Pristine Agreement”), under which Pristine Capital Partners LLC collects 4% of receivables through payments initially estimated at $1,341.67 per business day, on substantially the same terms as the Pristine Agreement, other than the purchase price, origination fee and payment rate described above. A portion of the proceeds was used to repay the remaining balance of the Pristine Agreement in full on September 1, 2026, resulting in net cash proceeds to the Company after such repayment of $97,825. The Second Pristine Agreement is secured by the accounts, deposit accounts and receivables of the Company, RoboCent and Advocacy Lab LLC and the proceeds of those assets. Mr. Trawick guaranteed the Company’s performance of its representations, warranties and covenants under the Second Pristine Agreement.

On September 15, 2026, we issued a secured promissory note in the principal amount of $300,000 to SEG Opportunity Fund, LLC, a holder of our Common Stock and a selling securityholder under the Company’s registration statement on Form S-1, for a purchase price of $250,000, reflecting original issue discount of $50,000 (the “SEG Note”). The SEG Note bears no interest, matures on October 15, 2026 and may be prepaid in whole or in part on three days’ notice. The SEG Note is secured by a security interest in substantially all of the assets of the Company that is junior and subordinate to the security interests securing the Seed Notes, and is not guaranteed by Mr. Trawick. We used the proceeds of the SEG Note for working capital purposes.

Stripe Capital Loans

On October 7, 2025, RoboCent entered into a Loan Agreement with Stripe Servicing, Inc. and Celtic Bank pursuant to the Stripe Capital Program with a loan amount of $123,400 and a fixed fee of $12,957, for a total repayment amount of $136,357 (the “First Stripe Capital Loan”). The First Stripe Capital Loan was secured by substantially all of RoboCent’s assets and was repaid by withholding 25% of client payments processed through the Stripe payment processing platform, subject to minimum payments of $15,151 every 60 days. We completed repayment of the First Stripe Capital Loan on December 11, 2025.

On December 11, 2025, RoboCent entered into a second Loan Agreement with Stripe Servicing, Inc. and Celtic Bank pursuant to the Stripe Capital Program with a loan amount of $153,500 and a fixed fee of $14,736, for a total repayment amount of $168,236 (the “Second Stripe Capital Loan”), on substantially the same terms as the First Stripe Capital Loan except for a minimum payment of $18,693 every 60 days. We completed repayment of the Second Stripe Capital Loan on March 11, 2026.

On March 11, 2026, RoboCent entered into a third Loan Agreement with Stripe Servicing, Inc. and Celtic Bank pursuant to the Stripe Capital Program with a loan amount of $229,100 and a fixed fee of $27,492, for a total repayment amount of $256,592 (the “Third Stripe Capital Loan”). The Third Stripe Capital Loan is repaid by withholding 22% of client payments processed through the Stripe payment processing platform, subject to minimum payments of $28,510 every 60 days. We may repay the outstanding balance of the Third Stripe Capital Loan in full or in part at any time without penalty. The Third Stripe Capital Loan was retired in full on June 24, 2026.

On June 24, 2026, RoboCent entered into a fourth Loan Agreement with Stripe Servicing, Inc. and Celtic Bank pursuant to the Stripe Capital Program with a loan amount of $250,000 and a fixed fee of $30,000, for a total repayment amount of $280,000 (the “Fourth Stripe Capital Loan”). The Fourth Stripe Capital Loan is secured by substantially all of RoboCent’s assets and is repaid by withholding 15.1% of client payments processed through the Stripe payment processing platform, subject to minimum payments of $31,111.12 every 60 days. The remaining balance of the Third Stripe Capital Loan, $76,438, was refinanced into the Fourth Stripe Capital Loan on June 24, 2026 rather than repaid in cash, resulting in net cash proceeds to RoboCent of approximately $173,562.

On February 6, 2026, Advocacy Lab LLC entered into a Loan Agreement with Stripe Servicing, Inc. and Celtic Bank pursuant to the Stripe Capital Program with a loan amount of $23,300 and a fixed fee of $3,378, for a total repayment amount of $26,678 (the “Advocacy Lab Stripe Capital Loan”). The Advocacy Lab Stripe Capital Loan is repaid by withholding 30% of merchant receivables processed through the Stripe payment processing platform, and matures at the earlier of payoff or eighteen months from origination. As of June 30, 2026, Advocacy Lab LLC had an outstanding balance of $14,371 on the Advocacy Lab Stripe Capital Loan.

OnDeck Term Loan

On October 17, 2025, RoboCent entered into a Term Loan Agreement with ODK Capital, LLC with a loan amount of $200,000 and a fixed financing fee of $63,800 (the “OnDeck Term Loan”). The OnDeck Term Loan has an 18-month term and is scheduled to be repaid in 78 weekly payments of $3,382.05. Effective August 20, 2026, under a payment arrangement with the lender, the weekly payment was reduced to $1,220 for the remaining life of the OnDeck Term Loan, provided that payments are made when due; as a result, the OnDeck Term Loan is expected to be repaid over a longer period than its original 18-month term. The OnDeck Term Loan is secured by a blanket lien on substantially all of the assets of RoboCent and is guaranteed by Travis Trawick, our Chief Executive Officer. If we repay the OnDeck Term Loan in whole prior to its maturity, the remaining interest expense shall be reduced by 25%. During the year ended December 31, 2025, the Company made payments in the amount of $25,641 and $8,180 on the principal and interest, respectively, of the OnDeck Term Loan, leaving an outstanding principal balance of $229,979 as of December 31, 2025. During the six months ended June 30, 2026, the Company made payments in the amount of $87,958 on the principal and interest. As of June 30, 2026, the outstanding principal balance was $142,021.

Sixtyfour MSA

In June 2026, we entered into a master services agreement with Sixtyfour AI, Inc. (the “Sixtyfour MSA”) in connection with the launch of GOTV Intel, our candidate-research offering. Under the Sixtyfour MSA, we pay a platform fee of $27,500 per month for a monthly allotment of research credits, with a total non-cancelable minimum commitment of $495,000 over the initial term. During the term, Sixtyfour has agreed not to provide its services to political entities (as defined in the Sixtyfour MSA) other than through the Company, subject to specified carve-outs, and will refer inbound political-entity prospects to us in exchange for a commission of 10% of our margin on such referred accounts. GOTV Intel launched in June 2026 and is a new and developing business line.

Related-Party Financing

In March 2026, Isaac Dietrich, our Chief Financial Officer and a member of our Board of Directors, made a short-term, unsecured, non-interest-bearing loan to the Company in the principal amount of $14,980. The Company repaid the loan in full in cash in April 2026. Our Board of Directors approved the loan and determined that its terms were more favorable to the Company than terms that would have been available from an unrelated party. See “Item 5. Interest of Management and Certain Persons in Certain Transactions—Short-Term Loan from Isaac Dietrich” in the Company’s Annual Report on Form 1-K for the fiscal year ended December 31, 2025.

In April 2026, Travis Trawick, our Founder, Chief Executive Officer, Chairman, and a member of our Board of Directors, made a short-term, unsecured, non-interest-bearing loan to RoboCent in the principal amount of $4,700, of which $4,000 had been advanced beginning in February 2026. The Company repaid the loan in full in cash in May 2026. Our Board of Directors approved the loan and determined that its terms were more favorable to the Company than those available from third parties. On July 24, 2026, Travis Trawick, our Founder, Chief Executive Officer and Chairman, made an unsecured loan of $75,000 to RoboCent evidenced by a promissory note bearing interest at 0% per annum, with all principal due on December 31, 2026 and prepayable without penalty.

Related-Party Consulting Arrangement. On April 14, 2026, the Company entered into a Consulting Agreement with Trey Trawick, an immediate family member of our Chief Executive Officer, for AI consulting services at a rate of $5,000 per month, and on April 18, 2026, the Company granted Mr. Trey Trawick a restricted stock award for 10,000 shares from the Company’s 2025 Long-Term Incentive Plan (the “Founders Share Plan”) in connection with services rendered. See “Item 5. Interest of Management and Certain Persons in Certain Transactions—Consulting and Equity Arrangements with Trey Trawick” in the Company’s Annual Report on Form 1-K for the fiscal year ended December 31, 2025.

Cash Bonus to Daniel Flowers. In April 2026, the Company paid Mr. Flowers, our Chief Technology Officer and Chief Operations Officer, a cash bonus of $35,911.12 to offset tax liabilities arising from prior equity grants and in recognition of substantial additional work in connection with the 2026 Pollies Conference. See “Item 5. Interest of Management and Certain Persons in Certain Transactions—Cash Bonus to Daniel Flowers” in the Company’s Annual Report on Form 1-K for the fiscal year ended December 31, 2025.

Acquisition of Advocacy Lab; Subsequent Termination of Employment Agreements

On September 29, 2025, and effective as of October 1, 2025, we entered into a Membership Interest Purchase Agreement with the members of Advocacy Lab, pursuant to which we acquired 100% of the membership interests of Advocacy Lab for aggregate gross cash consideration of $45,000 (the “Advocacy Lab Acquisition”). In connection with the Advocacy Lab Acquisition, we entered into employment agreements (together, the “AL Employment Agreements”) with each of the founders and previous members of Advocacy Lab (together, the “AL Founders”), effective as of October 1, 2025. The AL Employment Agreements entitled each of the AL Founders to receive a signing bonus of $75,000 and a base salary of $110,000 per annum, payable in cash, as well as customary benefits, including participation in the Company’s healthcare and retirement plans. The AL Employment Agreements also provided that the AL Founders earned, in the aggregate, a percentage of all revenues generated by Advocacy Lab (collectively, the “Earn Out Payments”) based on the following tiers, with a cap on the Earn Out Payments of $5.35 million in the aggregate: (i) for $0 to $1 million in revenue, 50% to the AL Founders, (ii) for $1 million to $2.5 million in revenue, 40% to the AL Founders, (iii) for $2.5 million to $5 million in revenue, 30% to the AL Founders, (iv) for $5 million to $10 million in revenue, 20% to the AL Founders, (v) for $10 million to $20 million in revenue, 10% to the AL Founders, and (vi) for $20 million to $50 million in revenue, 5% to the AL Founders. The AL Employment Agreements provided that no further Earn Out Payments would be owed upon the earlier of (i) October 1, 2035, (ii) the receipt by the AL Founders of $5,350,000 in aggregate Earn Out Payments, or (iii) with respect to either AL Founder, their resignation or termination of employment for any reason, with or without cause.

Additionally, for any existing users of Advocacy Lab that become customers of RoboCent, the AL Founders received a commission equal to 25% of the revenue generated from such customer accounts. For any future RoboCent customers sourced through Advocacy Lab, the AL Founders were entitled to receive a 2% commission, with such commission to continue until the earlier of (i) October 1, 2035, (ii) the receipt of $2.5 million by the AL Founders in aggregate commission, or (iii) with respect to either of the AL Founders, their resignation or termination of employment for any reason, with or without cause.

Effective December 15, 2025, both of the AL Founders resigned from employment with the Company, which terminated our obligation to pay commission or Earn Out Payments to either AL Founder subsequent to such date. The resignation of the AL Founders does not otherwise affect the Advocacy Lab Acquisition or our right to the technology and intellectual property of Advocacy Lab.

Bitcoin Strategy

In September 2025, our Board of Directors formally authorized a bitcoin accumulation strategy, permitting the Company to hold a portion of its liquid assets in bitcoin. However, as of the date of this report, the Company has not purchased any bitcoin and does not currently anticipate deploying operational cash flows toward cryptocurrency acquisitions in the near term. Management’s present strategy is to reinvest operational cash flows and financing proceeds directly into product development, platform expansion, and operational growth. The Board of Directors may revise or terminate the authorization at any time without further announcement.

Results of Operations

Three Months Ended June 30, 2026, Compared to the Three Months Ended June 30, 2025

The following is a comparison of our results of operations for the three months ended June 30, 2026 and 2025:

	Three Months Ended June 30,
	2026	2025	Change
Revenue	$937,873	$184,882	$752,991
Cost of revenue	341,187	41,256	299,931
Gross profit	596,686	143,626	453,060
Operating Expenses
General and administrative	299,863	56,715	243,148
Research and development	699,485	19,345	680,140
Depreciation and amortization	16,610	100	16,510
Advertising and marketing	167,613	18,288	149,325
Legal and professional	69,660	217,487	(147,827)
Total operating expenses	1,253,231	311,935	941,296
Operating (loss)	(656,545)	(168,309)	(488,236)
Other expense
Loss on settlement of senior secured notes	(2,574,481)	-	(2,574,481)
Interest expense	(111,118)	(4,479)	(106,639)
Net (loss)	$(3,342,144)	(172,788)	(3,169,356)

Revenue

We had revenue of $937,873 for the three months ended June 30, 2026, as compared to $184,882 for the three months ended June 30, 2025. The increase in revenue of $752,991 was primarily due to growth in the client base and volume on the GOTV Platform.

Cost of Revenue

Cost of revenue increased by $299,931 for the three months ended June 30, 2026, as compared to the three months ended June 30, 2025. The change was primarily due to growth in the client base and volume on the GOTV Platform.

Operating Expenses

General and administrative expenses increased by $243,148 for the three months ended June 30, 2026, as compared to the three months ended June 30, 2025. The change was primarily due to significant growth in the size and scale of the Company. Advertising and marketing expenses increased by $149,325 primarily due to the growth in the Company’s client base described above. Legal and professional fees decreased by $147,827, primarily due to the timing of consulting services rendered. Research and development increased by $680,140, primarily due to expansion of the Company’s operations.

Other Expense

Interest expense increased by $106,639 for the three months ended June 30, 2026, as compared to the three months ended June 30, 2025. The change was primarily due to an increase in debt notes and current liabilities. The Company also recognized a loss of $2,574,481 associated with the redemption of certain senior secured notes payable during the three months ended June 30, 2026.

Six Months Ended June 30, 2026, Compared to the Six Months Ended June 30, 2025

The following is a comparison of our results of operations for the six months ended June 30, 2026 and 2025:

	Six Months Ended June 30,
	2026	2025	Change
Revenue	$1,286,389	$233,875	$1,052,514
Cost of revenue	483,069	87,264	395,805
Gross profit	803,320	146,611	656,709
Operating Expenses
General and administrative	1,523,781	116,995	1,406,786
Research and development	743,151	24,188	718,963
Depreciation and amortization	34,209	402	33,807
Advertising and marketing	544,560	30,709	513,851
Legal and professional	232,466	219,248	13,218
Total operating expenses	3,078,167	391,542	2,686,625
Operating (loss)	(2,274,847)	(244,931)	(2,029,916)
Other expense
Loss on settlement of senior secured notes	(3,087,993)	-	(3,087,993)
Interest expense	(240,708)	(7,047)	(233,661)
Net (loss)	$(5,603,548)	(251,978)	(5,351,570)

Revenue

We had revenue of $1,286,389 for the six months ended June 30, 2026, as compared to $233,875 for the six months ended June 30, 2025. The increase in revenue of $1,052,514 was primarily due to growth in the client base and volume on the GOTV Platform.

Cost of Revenue

Cost of revenue increased by $395,805 for the six months ended June 30, 2026, as compared to the six months ended June 30, 2025. The change was primarily due to growth in the client base and volume on the GOTV Platform.

Operating Expenses

General and administrative expenses increased by $1,406,786 for the six months ended June 30, 2026, as compared to the six months ended June 30, 2025. The change was primarily due to significant growth in the size and scale of the Company. Advertising and marketing expenses increased by $513,851 primarily due to the growth in the Company’s client base described above. Legal and professional fees increased by $13,218 due to expansion of the Company’s operations. Research and development increased by $718,963 due to expansion of the Company’s operations.

Other Expense

Interest expense increased by $233,661 for the six months ended June 30, 2026, as compared to the six months ended June 30, 2025. The change was primarily due to an increase in debt notes and current liabilities. The Company also recognized a loss of $3,087,993 associated with the redemption of certain senior secured notes payable during the six months ended June 30, 2026.

Liquidity and Capital Resources

Overview

As of June 30, 2026, we had cash and cash equivalents of $146,087 and a working capital deficit of $2,139,964.

Going Concern

Through June 2025, our primary source of capital was cash generated from sales. Beginning in June 2025, RoboCent issued the Seed Notes described in Note 3, and our 2025 Regulation A Offering, which commenced closings in December 2025, was our first sale of equity to outside investors. Since June 2025, we have also relied on working-capital financing arrangements to fund operating costs that have increased substantially as we have expanded our operations and prepared to become a public reporting company. Our recurring losses, negative working capital position, and limited cash resources raise substantial doubt about our ability to continue as a going concern. To address these conditions, we have continued our ongoing Regulation A Offering, completed the April 2026 Private Placements, and entered into the working-capital financing arrangements. See Note 2 to our unaudited condensed consolidated financial statements and the risk factor titled “Our financial statements have been prepared on a going concern basis, and substantial doubt exists about our ability to continue as a going concern” in the Company’s registration statement on Form S-1, as amended.

Our anticipated sources of liquidity include cash on hand, proceeds from our ongoing Regulation A Offering, proceeds from any additional equity financings we may undertake prior to a listing of our Common Stock, financing under the Stripe Capital Program and our other financing arrangements, and cash generated from operations. Our sources of short-term liquidity have also included non-interest-bearing loans from our Chief Executive Officer, including the $75,000 note issued on July 24, 2026. There can be no assurance that we will obtain additional financing on acceptable terms, or at all.

Our largest use of cash during the six months ended June 30, 2026 was the redemption of Seed Notes. We redeemed Seed Notes for aggregate cash payments of $2,849,441, consisting of $512,866 of principal, $48,368 of accrued interest, and $2,288,208 of redemption premium, funded from the proceeds of the April 2026 Private Placements and from our ongoing Regulation A Offering. Accordingly, a substantial portion of the capital we raised during the period was applied to retire existing indebtedness rather than being retained to fund operations.

Our known material cash requirements include the non-cancelable minimum of $495,000 over the initial term of the Sixtyfour MSA, scheduled payments under our financing arrangements, the remaining monthly installments of $3,125 payable through August 11, 2028 under the escrow arrangement for the acquisition of the gotv.com domain (see Note 8), of which $69,004 was outstanding at June 30, 2026, and the Seed Notes maturing on December 31, 2026. Since June 30, 2026, we have also issued the SEG Note, which matures on October 15, 2026, and a $75,000 promissory note to our Chief Executive Officer, which matures on December 31, 2026 (see “—Recent Developments—Working Capital Financing” and “—Recent Developments—Related-Party Financing”).

Indebtedness. As of June 30, 2026, our aggregate outstanding indebtedness and financing obligations consisted of the following:

Facility	Counterparty	Outstanding at June 30, 2026
Fourth Stripe Capital Loan	Stripe Servicing, Inc. / Celtic Bank	$280,000
Advocacy Lab Stripe Capital Loan	Stripe Servicing, Inc. / Celtic Bank	14,371
OnDeck Term Loan	ODK Capital, LLC	142,021
Headway Capital Line of Credit	Headway Capital, LLC	83,367
Pristine Capital Partners Agreement	Pristine Capital Partners LLC	60,525
Forward Financing Agreement	Forward Financing LLC	89,655
Seed Notes, including accrued interest thereon	Holders of the Seed Notes (issued by RoboCent, Inc.)	1,631,763
Total		$2,301,702

The amount shown for the Seed Notes consists of outstanding principal of $737,134, accrued interest of $94,844 and $799,785 of additional redemption amounts owed on the outstanding Seed Notes as a result of the Qualified Financing, which we recognized as an additional loss on settlement.

Certain of these facilities are personally guaranteed by our Chief Executive Officer, and the Pristine Agreement is joint and several among us and three of our subsidiaries.

Contractual maturities. Of our aggregate outstanding indebtedness and financing obligations at June 30, 2026, $2,021,702 is scheduled to be repaid within the twelve months following that date and $280,000 thereafter. The Seed Notes mature on December 31, 2026. The Fourth Stripe Capital Loan and the Advocacy Lab Stripe Capital Loan are repaid through withholding on client and merchant receipts, subject to stated minimum payments per 60-day period. The OnDeck Term Loan amortizes in weekly payments; see “—Recent Developments—OnDeck Term Loan” regarding the payment arrangement effective August 20, 2026. The future receipts sold under the Forward Financing Agreement are collected through weekly payments until the earlier of full delivery or three years. The Headway Agreement is a revolving facility with no stated maturity, and its credit limit and available capacity may be reduced or terminated by the lender in its sole discretion. We expect to satisfy these obligations in the near term through operating receipts, the per-transaction withholding and receivables-delivery mechanics of the Stripe Capital Program loans and our receivables-sale arrangements, and proceeds of our Regulation A Offering and other financing activities.

Cost and mix of capital. We had no outstanding borrowing facilities during the six months ended June 30, 2025, other than the Seed Notes issued in June 2025 and a $150,000 secured business loan entered into in May 2024, which matured on May 10, 2025 and was repaid in full during 2025. As of June 30, 2026, we had six outstanding facilities in addition to the Seed Notes. Interest expense was $240,708 for the six months ended June 30, 2026, compared to $7,047 for the corresponding period of 2025, and included $145,084 of debt-discount amortization. We expect our interest and financing costs to remain elevated relative to the comparative periods.

Dependence on Guarantees and Loans from our Chief Executive Officer

Certain of our financing arrangements are personally guaranteed by Travis Trawick, our Chief Executive Officer, and our short-term liquidity has also included non-interest-bearing loans from him. We have no agreement obligating Mr. Trawick to provide any guarantee or loan in the future, and we cannot determine whether financing on comparable terms would be available to us without his participation. See the risk factor titled “We depend on personal guarantees and loans from our Chief Executive Officer to obtain and maintain financing, and he has no obligation to continue providing them” in the Company’s registration statement on Form S-1, as amended.

The following is a summary of our cash flows from operating, investing, and financing activities for the six months ended June 30, 2026 and 2025:

	Six Months Ended June 30,
	2026	2025
Cash used in operating activities	$(1,650,186)	$(51,948)
Cash used in investing activities	(30,879)	(17,440)
Cash provided by financing activities	1,787,745	69,244
Net change in cash	$106,680	$(144)

Cash used in operating activities

Net cash used in operating activities was $1,650,186 for the six months ended June 30, 2026, as compared to $51,948 for the six months ended June 30, 2025. The cash used in operating activities for the six months ended June 30, 2026 primarily reflected building a book of business expected to be monetized through the 2026 midterm elections.

Cash used in investing activities

Net cash used in investing activities was $30,879 and $17,440 for the six months ended June 30, 2026 and 2025, respectively. The 2026 amount primarily related to the purchase of an intangible asset for $30,000 in an acquisition and the purchase of property, plant, and equipment; the 2025 amount primarily related to development costs for improvements to our platform.

Cash provided by financing activities

Net cash provided by financing activities was $1,787,745 for the six months ended June 30, 2026, as compared to $69,244 provided by financing activities for the six months ended June 30, 2025. The financing activities for the six months ended June 30, 2026 primarily reflected proceeds from sales of Common Stock in the January 2026 Private Placement, the April 2026 Private Placements and the Company’s Regulation A Offering, offset by settlement of Seed Notes.

Sources of Liquidity

Our principal sources of liquidity during the year ended December 31, 2025 and the six months ended June 30, 2026, have been (i) cash generated from operations, (ii) the Regulation A Offering, (iii) the December 2025 Private Placement, January 2026 Private Placement, and April 2026 Private Placements (and the concurrent Founder Share Sale, in the case of the April 2026 transaction), (iv) the Seed Notes, and (v) various working capital financing arrangements (including the Stripe Capital Loans, the OnDeck Term Loan, the Headway Agreement, the Pristine Agreement, and the Forward Financing Agreement, each as defined and described under “—Recent Developments”).

Regulation A Offering

On December 8, 2025, our offering circular on Form 1-A, as amended (File No. 024-12661), was qualified by the SEC (the “Offering Circular”), pursuant to which we may raise up to $50 million through the offering and sale of shares of our Common Stock at a price per share of $5.00 under Tier 2 of Regulation A (the “Regulation A Offering”). As of September 14, 2026, we have sold an aggregate of 316,542 shares of Common Stock for aggregate gross proceeds of $1,582,710 and net proceeds of $1,334,419 pursuant to the Regulation A Offering. We have used the net proceeds for general corporate purposes, including working capital and to begin redeeming the Seed Notes.

Senior Secured Notes (Seed Notes)

From June 2025 through September 2025, RoboCent issued the Seed Notes, generating aggregate gross proceeds to the Company of approximately $1.19 million. The Seed Notes mature on December 31, 2026, bear interest at 15% per year, compounded daily, were issued with a 5% original issue discount and are secured by a first-priority lien on substantially all of the assets of RoboCent. The proceeds from the Seed Notes are being used to expand the Company’s product offerings and to fund general corporate operations, including expenses associated with the Regulation A Offering. The Seed Notes are subject to a mandatory redemption upon a Qualified Financing. In the event we enter into a Qualified Financing, we shall apply 50% of the proceeds from such Qualified Financing to redeem the Seed Notes (a “Qualified Financing Redemption”).

The cash redemption amount payable to each holder in connection with such Qualified Financing Redemption shall be equal to the product of (I) our post-money valuation following such Qualified Financing and (II) the quotient of (x) the outstanding note balance of the Seed Note held by such holder on the date of such Qualified Financing Redemption and (y) the lower of (i) the product of 0.8 and the post-money valuation of the Company following such Qualified Financing and (ii) $7 million (such amount redeemed, the “Qualified Financing Redemption Amount”); provided, however, that the Qualified Financing Redemption Amount paid to any holder shall not be greater than 500% of the outstanding note balance of the Seed Note held by such holder on the date of such Qualified Financing Redemption. The Company determined that the above calculation for redemption, which produces a redemption premium significantly in excess of amounts outstanding under the Seed Notes, is important to (i) compensate the initial investors, which were primarily family and friends of the Company’s executive officers, for their elevated risk investment in the start of the Company, (ii) provide holders of the Seed Notes with a return that reflects the increase in the Company’s value between the time of initial investment and the consummation of a Qualified Financing, and (iii) help provide bridge financing to fund the Company’s offering statement.

Certain of our executive officers (or their immediate family members) and other investors purchased the Seed Notes. The Seed Notes issued to our executive officers (or their immediate family members) are identical in their terms to the Seed Notes issued to other investors, and our executive officers (and their immediate family members) do not receive any extra or special benefit in connection with the Seed Notes held by them. See “Item 5. Interest of Management and Certain Persons in Certain Transactions—Seed Notes” in the Company’s Annual Report on Form 1-K for the fiscal year ended December 31, 2025. Each of our executive officers (or their immediate family members) who are holders of the Seed Notes, along with certain other holders, has executed an amendment and subordination agreement with the Company (the “Amendment and Subordination Agreement”) to effectively subordinate the Seed Notes held by them, as to the sequence and priority of payment, to the prior repayment in full of the Seed Notes held by holders that did not execute such agreement. For the avoidance of doubt, the Seed Notes do not grant the holders any equity, conversion rights, or ownership in the Company or RoboCent. The Seed Notes and any accrued and unpaid interest are due and payable in the event of a change of control of the Company or RoboCent.

Under Section 2(a) of the Seed Notes, the aggregate redemption payments that could become payable in respect of the Seed Notes outstanding as of June 30, 2026 would not exceed approximately $4,159,890, representing 500% of the aggregate outstanding note balance of the Seed Notes as of that date, which consisted of $737,134 of principal and $94,844 of accrued interest across all Seed Notes. This amount is a contractual maximum and is not currently due or payable. The Company’s obligation to make redemption payments arises only upon a Qualified Financing and is limited to 50% of the net proceeds of such Qualified Financing. Funding the full $4,159,890 would require the Company to receive approximately $8.32 million of additional net proceeds from the Regulation A Offering or another Qualified Financing, and there can be no assurance that the Company will receive any such proceeds.

In connection with the closing of the April 2026 Private Placements, the Company’s equity financings, consisting of the Private Placements and the Regulation A Offering, had generated total gross proceeds of not less than $2,500,000, and the Company accordingly had a Qualified Financing as of April 24, 2026. The Company was therefore required to apply approximately $2,228,471, representing 50% of the $4,456,942 of aggregate net proceeds received from that Qualified Financing through June 30, 2026, toward redemption of the Seed Notes on a pro rata basis among holders of the Seed Notes. The Seed Notes redeemed during the period were those held by holders who concurrently subscribed for shares of Common Stock in the Regulation A Offering or a concurrent private placement, and the Seed Notes held by holders that executed the Amendment and Subordination Agreement are subordinated, as to the sequence and priority of payment, to the prior repayment in full of the Seed Notes held by holders that did not execute such agreement. Accordingly, the redemption payments made during the period did not correspond to the pro rata amounts that would have been payable to holders that did not execute an Amendment and Subordination Agreement. During the three months ended June 30, 2026, the Company recognized an additional loss of $799,785, representing the aggregate pro rata redemption amounts that would have been payable under Section 2(a) to holders that did not execute an Amendment and Subordination Agreement and that remained unpaid as of June 30, 2026.

As of June 30, 2026, we have redeemed certain Seed Notes with aggregate principal of $512,866 and accrued interest of $48,368, using proceeds from a Qualified Financing consisting of the Private Placements and the Regulation A Offering. The Seed Notes selected for redemption were those held by holders who concurrently subscribed for shares of Common Stock at $5.00 per share in the Company’s Regulation A Offering or in a concurrent private placement. The Company’s purpose in agreeing to those redemptions was to convert the Seed Notes into equity capital at the price at which the Company was then offering its Common Stock. The cash amount paid in each redemption was determined by applying the redemption-amount formula set forth in the Seed Notes, or in certain cases a negotiated amount below the amount that formula would produce.

Seasonality and Cyclicality

Our revenue is tied to the United States electoral calendar and is cyclical, with demand generally higher in election years than in off-cycle years. We generally expect higher activity in the periods leading up to federal and state elections, and lower activity in off-cycle periods. As a result, our financial performance may vary widely from quarter to quarter, and periods of lower political activity may result in reduced operating margins. Our operating-team build-out began in the second half of 2025. Period-over-period comparisons spanning that build-out therefore reflect both the growth of the business and electoral cyclicality, and do not isolate either effect. Historical trends may not be indicative of future results.

Known Trends, Events and Uncertainties

We are subject to risks and uncertainties common to companies in our industry, including, but not limited to, the cyclical nature of our business being closely tied to the political election calendar in the United States, the cyclical nature of spending in months leading up to primary and general elections, competition with other peer companies in our industry, dependence on key personnel, protection of proprietary technology, compliance with government regulations across jurisdictions, adaptation to changing technologies and methods for voter outreach, adaptation to changing laws governing elections and voter outreach, and the ability to secure additional capital to fund operations. Additionally, changes to U.S. policy implemented by the U.S. Congress, the executive branch, or judicial decisions have impacted and may in the future impact, among other things, the U.S. and global economy, tariffs, international trade relations, unemployment, immigration, healthcare, taxation, the U.S. regulatory environment, inflation and other areas. Although we cannot predict the impact, if any, of these changes to our business, they could adversely affect our business.

Critical Accounting Policies and Use of Estimates

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant estimates include, but are not limited to, software capitalization and amortization. Actual results may differ from these estimates.

Revenue Recognition

We had revenue of $1,286,389 and $233,875 for the six months ended June 30, 2026 and 2025, respectively.

We recognize revenue when services are realized or realizable and earned, less estimated credit losses. The sales prices are generally fixed at the point of sale and all consideration from contracts is included in the transaction price. Our contracts do not include multiple performance obligations or material variable consideration. Upon effectiveness of our acquisition of Advocacy Lab, the Company also began generating monthly recurring subscription revenue for access to its platform. As of June 30, 2026 and December 31, 2025, we had a contract liability of $9,195 and $0, respectively, for services customers had paid for and we had not yet delivered.

Capitalized Software Development Costs

We capitalize certain costs related to the development and enhancement of the RoboCent platform. In accordance with authoritative guidance, including ASC 350-40, we began to capitalize these costs when the technological feasibility was established and preliminary development efforts were successfully completed, management had authorized and committed project funding, it was probable that the project would be completed, and the software would be used as intended. Such costs are amortized when placed in service, on a straight-line basis over the estimated useful life of the related asset, generally estimated to be three years. Costs incurred prior to meeting these criteria together with costs incurred for training and maintenance are expensed as incurred and recorded in product development expenses on our statements of operations. Costs incurred for enhancements that were expected to result in additional features or functionality that would generate additional revenue are capitalized and expensed over the estimated useful life of the enhancements, generally three years. The Company does not capitalize any testing or maintenance costs. The accounting for these capitalized software costs requires us to make significant judgments, assumptions and estimates related to the timing and amount of recognized capitalized software development costs.

Recent Accounting Pronouncements

For a summary of recent accounting pronouncements, please refer to Note 2, Summary of Significant Accounting Policies, of the accompanying notes to the consolidated financial statements.

Item 2. Other Information

The Company filed one current report on Form 1-U during the semiannual period covered by this report. That report, filed April 29, 2026, disclosed under Item 8 (Certain Unregistered Sales of Equity Securities) the sale and issuance on April 24, 2026 of an aggregate of 519,258 shares of Common Stock to certain accredited investors at a purchase price of $5.00 per share for aggregate gross proceeds of approximately $2.6 million, and disclosed under Item 9 (Other Events) the concurrent sale by Travis Trawick of an aggregate of 3,196,737 shares of Common Stock to the same purchasers at $0.10 per share, the waiver by Dawson James Securities, Inc. of its role as placement agent solely in connection with those transactions, the waiver of the existing lock-up agreement with Mr. Trawick solely with respect to the shares he sold, and the Company’s agreement not to allow its Common Stock to commence trading on a national securities exchange until a registration statement covering the resale of the shares sold in those transactions has been declared effective. The exhibits filed with that report were the forms of stock purchase agreement for each of those sales, the placement agent waiver agreement and the lock-up waiver agreement.

Certain unregistered sales of equity securities. The sales of unregistered equity securities by the Company during the semiannual period covered by this report were the issuance and sale of 160,000 shares of Common Stock on January 6, 2026 in the January 2026 Private Placement and the issuance and sale of an aggregate of 519,258 shares of Common Stock on April 24, 2026 in the April 2026 Private Placements, each of which is described in Item 1 above, and grants of an aggregate of 117,500 shares of Common Stock to consultants in consideration of services under the 2025 Long-Term Incentive Plan, as described in Note 9 to the financial statements. Although the April 2026 Private Placements were reported on the Form 1-U filed April 29, 2026, those sales, together with the other sales described in this paragraph, were below the threshold in Item 8 of Form 1-U, under which no report need be filed if the equity securities sold, in the aggregate since the issuer’s last report filed under that item or its last periodic report containing such disclosure, whichever is more recent, constitute less than 10% of the number of shares outstanding of the class of equity securities sold; there were 21,778,300 shares of Common Stock issued and outstanding as of September 8, 2026. The Founder Share Sale was a sale of shares by a shareholder of the Company and not a sale of equity securities by the Company; the Company was not a party to the Founder Share Sale and did not receive any proceeds from it.

Fundamental changes. On January 5, 2026, the Company and its wholly owned subsidiary Govt, Inc. entered into an asset purchase agreement with Govtext, LLC and Elnatan Rudolph, and the Company agreed to pay $30,000 in cash to the Sellers. Item 1 of Form 1-U deems a material definitive agreement to result in a fundamental change if it involves, among other things, an acquisition transaction for which the purchase price exceeds fifty percent of the total consolidated assets of the issuer as of the end of the most recently completed fiscal year. The Company’s total assets as of December 31, 2025, the end of its most recently completed fiscal year, were $526,395, and the purchase price for the Govtext assets did not exceed fifty percent of that amount. No agreement the Company entered into during the semiannual period covered by this report resulted in, or would reasonably be expected to result in, a fundamental change to the nature of the Company’s business or plan of operations, and none is a contract upon which the Company’s business is substantially dependent. As described in Item 1, the Company primarily generates revenue by facilitating the sending of communications for political organizations, including text messages and automated calls. The Partner Agreement may be terminated by either party on 30 days’ notice. The Sixtyfour MSA supports the Company’s GOTV Intel offering, a new and developing business line that depends on the services provided under that agreement, as described under “Recent Developments—Sixtyfour MSA” in Item 1 and in Note 11 to the financial statements.

Material modification to rights of securityholders. None of the financing agreements the Company entered into during the semiannual period covered by this report (the Advocacy Lab Stripe Capital Loan, the Headway Agreement, the Pristine Agreement, the Forward Financing Agreement, the Third Stripe Capital Loan, the Fourth Stripe Capital Loan and the promissory notes issued to our Chief Financial Officer and our Chief Executive Officer described in Item 1) modified the instruments defining the rights of the holders of the Common Stock, and none of them restricts the payment of dividends on the Common Stock. No other instrument defining the rights of the holders of the Common Stock was modified during that period, and no issuance or modification of any other class of securities by the Company during that period materially limited or qualified the rights or benefits evidenced by the Common Stock.

Bankruptcy or receivership. No receiver, fiscal agent or similar officer was appointed for the Company, and no court or governmental authority assumed jurisdiction over substantially all of the assets or business of the Company or entered an order confirming a plan of reorganization, arrangement or liquidation with respect to the Company, during the semiannual period covered by this report.

Changes in the Company’s certifying accountant. M&K CPAs, PLLC audited the Company’s financial statements for the fiscal years ended December 31, 2025 and 2024 and consented to the use of its report in the Company’s registration statement on Form S-1, as amended. No independent accountant previously engaged as the Company’s principal accountant resigned, indicated that it declined to stand for reappointment or was dismissed, and no new independent accountant was engaged, during the semiannual period covered by this report.

Non-reliance on previously issued financial statements. Neither the Company’s Board of Directors, a committee of the Board of Directors, nor an officer of the Company authorized to take such action, concluded during the semiannual period covered by this report that any previously issued financial statements should no longer be relied upon, and the Company was not advised by, and received no notice from, its independent accountant that disclosure should be made or action should be taken to prevent future reliance on a previously issued audit report or completed interim review.

Changes in control of the Company. No change in control of the Company occurred during the semiannual period covered by this report. As of September 8, 2026, our officers and directors owned 69.19% of our issued and outstanding shares of Common Stock, and our Founder, Chief Executive Officer, and Chairman, Travis Trawick, owned 54.20% of our issued and outstanding shares of Common Stock.

Departure of certain officers. Neither the Company’s principal executive officer, principal financial officer, principal accounting officer, nor any person performing similar functions retired, resigned, or was terminated from that position during the semiannual period covered by this report.

Item 3. Financial Statements

The unaudited condensed consolidated financial statements of FullPAC, Inc. and its subsidiaries as of June 30, 2026 and for the three and six months ended June 30, 2026 and 2025, together with the notes thereto, are set forth below.

In the opinion of management, all adjustments necessary in order to make the interim financial statements not misleading have been included.

FullPAC, Inc. — Index to Financial Statements

F-1

(a) Condensed Consolidated Balance Sheets

FullPAC, Inc.

Consolidated Balance Sheets

	June 30, 2026	December 31, 2025
	(Unaudited)

Assets

Current Assets:
Cash and cash equivalents	$146,087	39,407
Accounts receivable	12,180	36,833
Prepaids and other current assets	16,840	16,000
Deferred offering cost	-	249,888
Total current assets	175,107	342,128

Noncurrent Assets:
Capitalized development costs, net	18,668	36,024
Property and equipment, net	2,857	3,693
Intangible asset, net	142,056	144,550
Total noncurrent assets	163,581	184,267

Total Assets	$338,688	526,395

Liabilities and Shareholder’s Equity (Deficit)

Current Liabilities:
Accounts payable	$142,026	147,891
Accrued interest (related party of $28,418 and $15,837, respectively)	94,844	76,553
Accrued expenses	206,370	170,585
Deferred revenue	9,195	-
Notes payable, current portion, net	116,924	233,213
Escrow liability, current portion	29,096	27,006
Secured notes payable, net	1,265,518	942,543
Secured notes payable, related party, net	258,637	264,684
Obligations under sales of future receivables	109,094	-
Line of credit	83,367	-
Total current liabilities	2,315,071	1,862,475

Noncurrent Liabilities:
Escrow liability, net of current portion	39,908	54,998
Notes payable, net of current portion, net	250,000	66,220
Total noncurrent liabilities	289,908	121,218

Total Liabilities	2,604,979	1,983,693

Shareholder’s Equity (Deficit):
Preferred stock, $0.0001 par value, 10,000,000 shares authorized and 0 shares issued and outstanding	-	-
Common stock, $0.0001 par value, 250,000,000 shares authorized and 21,758,300 and 20,673,200 shares issued and outstanding, respectively	2,176	2,067
Additional paid in capital	5,166,349	371,903
Retained Earnings (Deficit)	(7,434,816)	(1,831,268)
Total Shareholder’s Equity (Deficit)	(2,266,291)	(1,457,298)

Total Liabilities and Shareholder’s Equity (Deficit)	$338,688	526,395

See accompanying notes to the unaudited financial statements.

F-2

(b) Condensed Consolidated Statements of Operations

FullPAC, Inc.

Consolidated Statements of Operations

(Unaudited)

	Six Months Ended	Six Months Ended	Three Months Ended	Three Months Ended
	June 30, 2026	June 30, 2025	June 30, 2026	June 30, 2025

Revenue	$1,286,389	$233,875	$937,873	$184,882
Cost of revenue	483,069	87,264	341,187	41,256
Gross profit	803,320	146,611	596,686	143,626

Operating expenses:
General and administrative	1,523,781	116,995	299,863	56,715
Research and development	743,151	24,188	699,485	19,345
Depreciation and amortization expense	34,209	402	16,610	100
Advertising and marketing	544,560	30,709	167,613	18,288
Legal and professional	232,466	219,248	69,660	217,487

Total operating expenses	3,078,167	391,542	1,253,231	311,935

Loss from operations	(2,274,847)	(244,931)	(656,545)	(168,309)

Other expense:
Interest expense	(240,708)	(7,047)	(111,118)	(4,479)
Loss on settlement of senior secured notes	(3,087,993)	-	(2,574,481)	-

Total other expense	(3,328,701)	(7,047)	(2,685,599)	(4,479)

Net loss	$(5,603,548)	$(251,978)	$(3,342,144)	$(172,788)

Net loss per share - basic	$(0.26)	$(0.02)	$(0.16)	$(0.01)
Net loss per share - diluted	$(0.26)	$(0.02)	$(0.16)	$(0.01)

Weighted average shares outstanding - basic	21,260,333	15,000,000	21,525,967	15,000,000
Weighted average shares outstanding - diluted	21,260,333	15,000,000	21,525,967	15,000,000

See accompanying notes to the unaudited financial statements.

F-3

(c) Condensed Consolidated Statements of Cash Flows

FullPAC, Inc.

Consolidated Statements of Cash Flows

(Unaudited)

	Six Months Ended	Six Months Ended
	June 30, 2026	June 30, 2025
Cash Flows from Operating Activities:
Net loss	$(5,603,548)	$(251,978)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization expense	34,209	1,149
Amortization of debt discount	145,084	-
Amortization of capitalized development costs	17,356	30,018
Shares issued for service	587,501	-
Loss on settlement of senior secured notes	3,087,993	-
Changes in operating assets and liabilities:
Accounts receivable	24,653	-
Prepaids and other current assets	(840)	-
Accounts payable	(5,865)	2
Accrued interest	18,291	-
Accrued expense	35,785	168,861
Deferred revenue	9,195	-
Net cash used in operating activities	(1,650,186)	(51,948)
Cash Flows from Investing Activities:
Payment of capitalized development costs	-	(17,440)
Purchase of property, plant and equipment	(879)	-
Purchase of intangible assets through acquisition	(30,000)	-
Net cash used in investing activities	(30,879)	(17,440)
Cash Flows from Financing Activities:
Proceeds from note payable	366,523	136,500
Payments on note payable	(361,199)	(75,000)
Proceeds from note payable, related party	-	25,000
Payments on escrow liability	(13,000)	-
Proceeds from obligations under sales of future receivables	196,905	-
Payments on obligations under sales of future receivables	(140,720)	-
Payments on secured notes payable	(2,455,051)	-
Payments on secured notes payable, related party	(346,021)	-
Proceeds from related party notes payable	23,680	-
Payments on related party notes payable	(23,680)	-
Proceeds from common stock issued for cash	4,456,942	-
Proceeds from line of credit	100,000	-
Payment on line of credit	(16,633)	-
Dividends paid	-	(17,256)
Net cash provided by financing activities	1,787,745	69,244
Net change in cash and cash equivalents	106,680	(144)
Cash and cash equivalents, at beginning of period	39,407	148,368
Cash and cash equivalents, at end of period	$146,087	$148,224
Supplemental disclosures of cash flow information:
Cash paid for interest	$63,799	$5,371
Cash paid for income taxes	$2,107	$-
Supplemental disclosure of non-cash investing and financing activities:
Utilization of deferred offering costs	$249,888	$-

F-4

(d) Condensed Consolidated Statements of Shareholders’ Equity (Deficit)

FullPAC, Inc.

Consolidated Statements of Shareholders’ Equity (Deficit)

For the three and six months ended June 30, 2026 and 2025

(Unaudited)

Six months ended June 30, 2026

	Common Stock		Additional Paid In	Accumulated Earnings	Total Shareholders’ Equity
	Shares	Amounts	Capital	(Deficit)	(Deficit)
Balance December 31, 2025	20,673,200	$2,067	$371,903	$(1,831,268)	$(1,457,298)
Common stock issued for cash, net of offering costs	271,780	27	839,827	-	839,854
Common stock issued for service	105,000	11	524,990	-	525,001
Net loss	-	-	-	(2,261,404)	(2,261,404)
Balance March 31, 2026	21,049,980	2,105	1,736,720	(4,092,672)	(2,353,847)
Common stock issued for cash, net of offering costs	695,820	70	3,367,130	-	3,367,200
Common stock issued for service	12,500	1	62,499	-	62,500
Net loss	-	-	-	(3,342,144)	(3,342,144)
Balance June 30, 2026	21,758,300	$2,176	$5,166,349	$(7,434,816)	$(2,266,291)
Dividends declared per share of common stock		$—

Six months ended June 30, 2025

	Common Stock		Additional Paid In	Accumulated Earnings	Total Shareholders’ Equity
	Shares	Amounts	Capital	(Deficit)	(Deficit)
Balance December 31, 2024	15,000,000	$1,500	$(1,500)	$109,783	$109,783
Dividend distribution	-	-	-	(8,524)	(8,524)
Net loss	-	-	-	(79,190)	(79,190)
Balance March 31, 2025	15,000,000	1,500	(1,500)	22,069	22,069
Dividend distribution	-	-	-	(8,732)	(8,732)
Net loss	-	-	-	(172,788)	(172,788)
Balance June 30, 2025	15,000,000	$1,500	$(1,500)	$(159,451)	$(159,451)
Dividends declared per share of common stock		$—

The dividend distributions shown for the three months ended March 31, 2025 and June 30, 2025 were made by RoboCent, Inc. to its sole shareholder before its June 2025 reorganization with the Company (see Note 6); no dividends were declared on the Company’s common stock in either period presented.

F-5

(e) Notes to the Unaudited Condensed Consolidated Financial Statements

FullPAC, Inc.

Notes to the Unaudited Condensed Consolidated Financial Statements

NOTE 1 – NATURE OF OPERATIONS AND BASIS OF PRESENTATION

FullPAC, Inc. (“FullPAC” or the “Company”), incorporated in Nevada on June 25, 2025, operates as a technology infrastructure and communications provider that equips political campaigns, advocacy groups, non-profit organizations, governmental entities, and corporate issuers with an integrated suite of targeted outreach tools. Clients may manage their outreach on a self-service basis or engage the Company to handle execution on their behalf. Client message traffic is transmitted by the Company’s operating subsidiary, RoboCent, Inc., incorporated in the Commonwealth of Virginia on August 16, 2016. Advocacy Lab LLC (“Advocacy Lab”), the Company’s operating subsidiary, provides AI-generated and optimized templates for campaign materials and was formed in Michigan on April 14, 2025.

The accompanying unaudited condensed consolidated financial statements and related notes have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) for interim financial information, and in accordance with the rules and regulations of the United States Securities and Exchange Commission (the “SEC”). Accordingly, they do not include all of the information and footnotes required by U.S. GAAP for complete financial statements. The unaudited condensed consolidated financial statements reflect all adjustments (consisting of normal recurring accruals) which are, in the opinion of management, necessary for a fair statement of the results for the interim periods presented. Interim results are not necessarily indicative of the results for the full year. Our unaudited condensed consolidated financial statements include the accounts of FullPAC, Inc. and its wholly owned subsidiaries, RoboCent, Inc., Advocacy Lab LLC, Govt, Inc., and GOTV, Inc. All intercompany transactions were eliminated during consolidation.

Certain information and disclosures normally included in the notes to the annual financial statements have been condensed or omitted from these interim unaudited condensed consolidated financial statements. Accordingly, these interim unaudited condensed consolidated financial statements should be read in conjunction with the audited financial statements and notes thereto for the fiscal years ended December 31, 2025 and 2024 included in the Company’s Annual Report on Form 1-K for the fiscal year ended December 31, 2025. The Company’s fiscal year end is December 31.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation

The condensed consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All intercompany accounts and transactions have been eliminated in consolidation.

Use of Estimates

The preparation of condensed consolidated financial statements in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant estimates include software capitalization and amortization. Actual results may differ from these estimates.

Liquidity and Going Concern Uncertainty

These unaudited condensed consolidated financial statements have been prepared on a going concern basis, which assumes the Company will continue to realize its assets and discharge its liabilities in the normal course of business. The continuation of the Company as a going concern is dependent upon the ability of the Company to obtain equity and/or debt financing to continue operations. The Company had a net loss of $5,603,548 for the six months ended June 30, 2026 and negative working capital of $2,139,964 as of June 30, 2026. These factors raise substantial doubt regarding the Company’s ability to continue as a going concern. These unaudited condensed consolidated financial statements do not include any adjustments to the recoverability and classification of recorded asset amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern. The Company’s ability to continue as a going concern is dependent upon its ability to generate profitable future operations and/or to obtain the necessary financing to meet its obligations and repay its liabilities arising from normal business operations when they come due. The Company is actively seeking additional funding through debt and equity offerings. Management cannot be certain that such events or a combination thereof can be achieved.

F-6

Fair Value of Financial Instruments

The Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Subtopic 825-10, “Financial Instruments” (“ASC 825-10”) requires disclosure of the fair value of certain financial instruments. The estimated fair value of certain financial instruments, including cash, accounts payable, and accrued liabilities, is carried at historical cost basis, which approximates their fair value because of the short-term maturity of these instruments. All other significant financial assets, financial liabilities and equity instruments of the Company are either recognized or disclosed in the unaudited condensed consolidated financial statements together with other information relevant for making a reasonable assessment of future cash flows, interest rate risk and credit risk.

The Company follows ASC 825-10, which permits entities to choose to measure many financial instruments and certain other items at fair value. The guidance utilizes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three broad levels. The following is a brief description of those three levels:

Level 1: Observable inputs such as quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2: Inputs other than quoted prices that are observable, either directly or indirectly. These include quoted prices for similar assets or liabilities in active markets and quoted prices for identical or similar assets or liabilities in markets that are not active.

Level 3: Unobservable inputs for which little or no market data exists; they are therefore developed using estimates and assumptions developed by us that reflect those a market participant would use.

Related Parties

The Company follows ASC 850, “Related Party Disclosures,” for the identification of related parties and disclosure of related party transactions.

Cash and cash equivalents

For purposes of the unaudited condensed consolidated statements of cash flows, the Company considers highly liquid investments with an original maturity of three months or less to be cash equivalents. As of June 30, 2026 and December 31, 2025, the Company had no cash equivalents. The Company maintains its cash in banks insured by the Federal Deposit Insurance Corporation in accounts that at times may be in excess of the federally insured limit of $250,000 per bank. The Company minimizes this risk by placing its cash deposits with major financial institutions. As of June 30, 2026 and December 31, 2025, the uninsured balances amounted to $0 and $0, respectively.

Accounts Receivable

Accounts receivable are comprised of unsecured amounts due from customers. The Company carries its accounts receivable at their face amounts less an allowance for credit losses. The allowance for credit losses is recognized based on management’s estimate of expected losses, based on past experience, customer creditworthiness, past transaction history with customers, current/future economic trends and conditions. As of June 30, 2026 and December 31, 2025, there was $0 of allowance for credit losses. Accounts receivable were $12,180 and $36,833 as of June 30, 2026 and December 31, 2025, respectively.

F-7

Revenue Recognition

The Company’s revenues are accounted for under ASC Topic 606, “Revenue From Contracts With Customers” (“ASC 606”) and generally do not require significant estimates or judgments based on the nature of the Company’s revenue streams. The Company recognizes revenue when services are realized or realizable and earned, less estimated credit losses. The sales prices are generally fixed at the point of sale and all consideration from contracts is included in the transaction price. The Company’s contracts do not include multiple performance obligations or material variable consideration.

In accordance with ASC 606, the Company recognizes revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the Company expects to be entitled in exchange for those goods or services. The Company recognizes revenue in accordance with that core principle by applying the following:

● Identification of the contract with a customer

● Identification of the performance obligations in the contract

● Determination of the transaction price

● Allocation of the transaction price to the performance obligations in the contract

● Recognition of revenue when, or as, the Company satisfies a performance obligation

The Company primarily generates revenue by facilitating campaign messaging for political organizations, including text messages and automated calls through the Company’s technology platform. Upon effectiveness of the Company’s acquisition of Advocacy Lab, the Company also began generating monthly recurring subscription revenue for access to its platform.

The Company recognizes revenue upon the fulfillment of its performance obligations to customers, which is at a point in time when the campaign is delivered to the customers’ voter lists or the service period for a subscription has been completed. The Company collects payment upon messages being scheduled, based on an agreed upon rate per message, which is typically immediately or up to a week prior to the messages being sent. The Company’s performance obligation is fully satisfied upon sending the messages. Additionally, the Company recognizes revenue from the subscription service at the end of each month during the customers’ access to the platform, which is also when the Company collects the fixed monthly fee for the subscription service from the customer. As of June 30, 2026 and December 31, 2025, the Company had a contract liability of $9,195 and $0, respectively, for services customers had paid for and the Company had not yet delivered. The Company’s contracts do not contain a financing component.

Disaggregation of revenues

The Company disaggregates revenue between facilitating campaign messaging and subscription revenue to Advocacy Lab, its political AI platform.

	For the Three Month Periods Ended		For the Six Month Periods Ended
	June 30, 2026	June 30, 2025	June 30, 2026	June 30, 2025
Campaign messaging	$907,165	$184,882	$1,243,396	$233,875
Subscription	30,708	-	42,993	-
Total Revenue	$937,873	$184,882	$1,286,389	$233,875

Deferred revenue

Deferred revenue consists of amounts invoiced or collected in advance of the delivery of services and is presented as a deferred revenue account on the unaudited condensed consolidated balance sheets. No revenue recognized during the six months ended June 30, 2026 or 2025 had been included in deferred revenue at the beginning of that six-month period. Revenue recognized during the three months ended June 30, 2026 and 2025 included $59,930 and $0, respectively, that had been included in deferred revenue at the beginning of that three-month period. As of June 30, 2026 and December 31, 2025, deferred revenue was $9,195 and $0, respectively, in each case representing services for which customers had paid and that the Company had not yet delivered.

F-8

Cost of Revenue

Cost of revenue consists primarily of expenses related to providing our cloud-based services and professional services. These costs include carrier and messaging costs, payroll and related expenses for technical support and professional services personnel, data center hosting costs, software license fees, and amortization of capitalized internal-use software.

Property and Equipment, net

We state property and equipment at cost or, if acquired through a business combination, fair value at the date of acquisition. We calculate depreciation using the straight-line method over the estimated useful lives of the assets, except for our leasehold improvements, which are depreciated over the shorter of their estimated useful lives or their related lease term. Upon the sale or retirement of assets, the cost and related accumulated depreciation are removed from our accounts and the resulting gain or loss is credited or charged to income. We expense costs for repairs and maintenance when incurred.

Capitalized Software Development Cost, net

The Company capitalizes certain costs related to the development and enhancement of the Company’s platform. Such costs are amortized when placed in service, on a straight-line basis over the estimated useful life of the related asset, generally estimated to be three years. Costs incurred prior to meeting these criteria together with costs incurred for training and maintenance are expensed as incurred and recorded in product development expenses on our statements of operations. Costs incurred for enhancements that were expected to result in additional features or functionality that would generate additional revenue are capitalized and expensed over the estimated useful life of the enhancements, generally three years. The Company does not capitalize any testing or maintenance costs. The accounting for these capitalized software costs requires management to make significant judgments, assumptions and estimates related to the timing and amount of recognized capitalized software development costs. For the six months ended June 30, 2026 and 2025, we capitalized $0 and $0 of costs related to the development of software applications, respectively. Amortization of capitalized software costs was $17,356 and $30,018 for the six months ended June 30, 2026 and 2025, respectively. Amortization of capitalized software costs was $54 and $15,401 for the three months ended June 30, 2026 and 2025, respectively. The balance of capitalized software was $18,668 and $36,024, net of accumulated amortization of $167,331 and $149,975 at June 30, 2026 and December 31, 2025, respectively.

The Company evaluates its capitalized software costs for impairment annually, at year-end. As of June 30, 2026 and December 31, 2025, the Company determined no impairment of its capitalized software costs was warranted.

Intangible Assets

The Company accounts for acquired intangible assets in accordance with ASC 350, “Intangibles - Goodwill and Other”. The Company amortizes acquired definite-lived intangible assets over their estimated useful lives. Other indefinite-lived intangible assets are not amortized but subject to annual impairment tests.

Long-lived Assets

In accordance with ASC 360, “Property, Plant, and Equipment,” the Company reviews the carrying value of intangibles subject to amortization and long-lived assets for impairment throughout the year or whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.

Recoverability of long-lived assets is measured by comparison of its carrying amount to the undiscounted cash flows that the asset or asset group is expected to generate. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the property, if any, exceeds its fair market value.

F-9

Impairment of Long-lived Assets

The Company evaluates its long-lived tangible assets for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. The recoverability of a long-lived asset is measured by comparison of the carrying amount to the expected future undiscounted cash flows that the asset is expected to generate. Any impairment to be recognized is measured by the amount by which the carrying amount of the asset exceeds its fair value.

Deferred Offering Costs

Deferred offering costs consist of specific expenses directly attributable to the Company’s offering, including legal, accounting, printing, advertising, underwriter fees, and filing fees. These costs are capitalized as incurred in accordance with the guidance under ASC 340-10-S99-1. Subsequent to the successful completion of the offering, deferred offering costs will be offset against the closing proceeds and reclassified to additional paid-in capital. During the six months ended June 30, 2026 and 2025, the Company offset $249,888 and $0 of the deferred offering cost against additional paid-in capital, respectively. During the six months ended June 30, 2026, the Company incurred an additional $381,058 of costs related to the offering which were reflected as costs of capital and netted against cash proceeds received. As of June 30, 2026 and December 31, 2025, there were deferred offering costs of $0 and $249,888, respectively.

Leases

Leases with an initial term of 12 months or less are not recorded on the balance sheet, and lease payments for these leases are recognized as an expense on a straight-line basis over the lease term.

Advertising

The Company charges the costs of advertising to expense as incurred. Advertising costs were $544,560 and $30,709 for the six months ended June 30, 2026 and 2025, respectively. Advertising costs were $167,613 and $18,288 for the three months ended June 30, 2026 and 2025, respectively.

Research and Development

Research and development expenses are comprised of costs incurred in performing research and development activities, including salaries, certain contract services and other related costs. Research and development costs are expensed to operations as incurred.

Stock-based Compensation

Employee and non-employee share-based compensation is measured at the grant date, based on the fair value of the award, and is recognized as an expense over the requisite service period. Forfeitures are accounted for as they occur, and any unrecognized compensation cost for an award is reversed in the period that the award is forfeited.

Loss Per Common Share

Basic loss per common share is computed by dividing net loss available to common shareholders by the weighted-average number of common shares outstanding during the period. Diluted loss per common share is determined using the weighted-average number of common shares outstanding during the period, adjusted for the dilutive effect of common stock equivalents. In periods when losses are reported, the weighted-average number of common shares outstanding excludes common stock equivalents, because their inclusion would be anti-dilutive. As of June 30, 2026, the Company’s potentially dilutive shares, which were not included in the calculation of net loss per share, included warrants to purchase 10,380 common shares. As of June 30, 2025, the Company had no potentially dilutive shares or options.

F-10

Business Combinations

Our business combinations are accounted for under the acquisition method of accounting in accordance with ASC Topic 805, “Business Combinations” (“ASC 805”). Under the acquisition method, we recognize 100% of the assets we acquire and liabilities we assume, regardless of the percentage we own, at their estimated fair values as of the date of acquisition. Any excess of the purchase price over the fair value of the net assets and other identifiable intangible assets we acquire is recorded as goodwill. To the extent the fair value of the net assets we acquire, including other identifiable assets, exceeds the purchase price, a bargain purchase gain is recognized. The assets we acquire and liabilities we assume from contingencies are recognized at fair value if we can readily determine the fair value during the measurement period. The operating results of businesses we acquire are included in our unaudited condensed consolidated statement of operations from the date of acquisition. Acquisition-related costs are expensed as incurred.

Income Taxes

The Company is organized as a C-Corporation. Prior to its reorganization in June 2025, RoboCent was a corporation and elected to be taxed as an S-Corporation for state and federal tax purposes, a structure in which income taxes are not payable by the Company. The shareholder(s) of S-Corporations are taxed individually on their applicable share of earnings.

The Company accounts for income taxes in accordance with ASC 740, which requires an asset and liability approach for financial accounting and reporting for income taxes and allows recognition and measurement of deferred tax assets based upon the likelihood of realization of tax benefits in future years. Under the asset and liability approach, deferred taxes are provided for the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. A valuation allowance is provided for deferred tax assets if it is more likely than not that these items will either expire before the Company is able to realize their benefits, or that future deductibility is uncertain.

Tax benefits of uncertain tax positions are recorded only where the position is “more likely than not” to be sustained based on their technical merits. The amount recognized is the amount that represents the largest amount of tax benefit that is greater than 50% likely of being ultimately realized. A liability is recognized for any benefit claimed or expected to be claimed, in a tax return in excess of the benefit recorded in the financial statements, along with any interest and penalty (if applicable) in such excess.

Segment Reporting

The Company manages its operations as a single segment for the purpose of assessing performance and making operating decisions. The Company’s Chief Operating Decision Maker (“CODM”) is its Chief Executive Officer. The CODM allocates resources and evaluates the performance of the Company using information about combined net income from operations. All significant operating decisions are based upon an analysis of the Company as one operating segment, which is the same as its reporting segment.

Recent Accounting Pronouncements

Disaggregation of Income Statement Expenses

In November 2024, the FASB issued Accounting Standards Update No. 2024-03, Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosures (Subtopic 220-40) (“ASU 2024-03”). ASU 2024-03 requires specified information about certain costs and expenses be disclosed in the notes to the unaudited condensed consolidated financial statements, including the expense caption on the face of the income statement in which they are disclosed, in addition to a qualitative description of remaining amounts not separately disaggregated. Entities will also be required to disclose their definition of “selling expenses” and the total amount in each annual period. The standard is effective for the Company for annual periods beginning January 1, 2027 and for interim periods beginning January 1, 2028, with updates applied either prospectively or retrospectively. Early adoption is permitted. The Company is currently evaluating the impact of this guidance on its disclosures.

F-11

Credit Losses

In July 2025, the FASB issued ASU 2025-05, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses for Accounts Receivable and Contract Assets, which provides updates related to CECL guidance for certain short-term receivables. The ASU is effective for fiscal years beginning after December 15, 2025. The Company adopted ASU 2025-05 on January 1, 2026 with no material impact on its disclosures.

Intangibles—Goodwill and Other—Internal-Use Software

In September 2025, the FASB issued ASU 2025-06, Intangibles—Goodwill and Other—Internal-Use Software (Subtopic 350-40): Targeted Improvements to the Accounting for Internal-Use Software, which is intended to modernize the accounting for the costs of internal-use software. The amendments remove all references to prescriptive and sequential development stages and, instead, require an entity to start capitalizing software costs when management has authorized and committed to funding the software project, and it is probable that the project will be completed and the software will be used to perform the function intended. The amendments are effective for annual reporting periods beginning after December 15, 2027, and interim reporting periods within those annual reporting periods. Early adoption is permitted as of the beginning of an annual reporting period with the amendments to be applied using a prospective, modified or retrospective transition approach. The Company is currently evaluating the impact of the new standard.

NOTE 3 – SECURED NOTES PAYABLE

Senior Secured Business Loan Agreement

During the year ended December 31, 2025, the Company entered into a series of Senior Secured Promissory Notes with investors (the “Notes”) for an aggregate principal amount of $975,845 with the Company receiving cash proceeds of $929,376. The Company recognized debt discount of $46,469 at the issuance of the notes. The Notes mature on December 31, 2026, bear interest at 15% per year, were issued with a 5% original issue discount and are secured by a first-priority lien on substantially all of the assets of RoboCent, Inc. In the event the Company enters into an equity financing with total gross proceeds to the Company of not less than $2,500,000, including, but not limited to, in an offering consummated pursuant to Regulation A (a “Qualified Financing”), the Company shall apply 50% of the proceeds from such offering to redeem the Notes. The cash redemption amount payable to each holder in connection with such Qualified Financing Redemption shall be equal to the product of (I) the post-money valuation of the Company following such Qualified Financing and (II) the quotient of (x) the outstanding note balance of the Note held by such holder on the date of such Qualified Financing Redemption and (y) the lower of (i) the product of 0.8 and the post-money valuation of the Company following such Qualified Financing and (ii) $7 million (such amount redeemed, the “Qualified Financing Redemption Amount”); provided, however, that the Qualified Financing Redemption Amount paid to any holder shall not be greater than five hundred percent (500%) of the Outstanding Note Balance of the Note held by such holder on the date of such Qualified Financing Redemption. Each of the Company’s executive officers (or their immediate family members) who are holders of the Notes, along with certain other holders, has executed an amendment and subordination agreement with the Company (the “Amendment and Subordination Agreement”) to effectively subordinate the Notes held by them, as to the sequence and priority of payment, to the prior repayment in full of the Notes held by holders that did not execute such agreement. The Note does not grant the holder any equity, conversion rights, or ownership in the Company. The Notes and any accrued and unpaid interest are due and payable in the event of a change of control of the Company.

Under Section 2(a) of the Seed Notes, the aggregate redemption payments that could become payable in respect of the Seed Notes outstanding as of June 30, 2026 would not exceed approximately $4,159,890, representing 500% of the aggregate outstanding note balance of the Seed Notes as of that date, which consisted of $737,134 of principal and $94,844 of accrued interest across all Seed Notes, including related-party Seed Notes discussed in Note 6. This amount is a contractual maximum and is not currently due or payable. The Company’s obligation to make redemption payments arises only upon a Qualified Financing and is limited to 50% of the net proceeds of such Qualified Financing.

F-12

In connection with the closing of the April 2026 Private Placements, the Company’s equity financings, consisting of the Private Placements and the Regulation A Offering, had generated total gross proceeds of not less than $2,500,000, and the Company accordingly had a Qualified Financing as of April 24, 2026. The Company was therefore required to apply approximately $2,228,471, representing 50% of the $4,456,942 of aggregate net proceeds received from that Qualified Financing through June 30, 2026, toward redemption of the Seed Notes on a pro rata basis among holders of the Seed Notes.

During the six months ended June 30, 2026, the Company redeemed certain Notes with a principal balance of $449,341 together with accrued interest of $43,290 for an aggregate cash redemption amount of $2,498,342. The Company recognized a loss on settlement of senior secured redeemable notes of $2,005,712. During the three months ended June 30, 2026, the Company recognized an additional loss of $742,836 related to required redemptions owed as a result of the Qualified Financing during the period, recognized as additional principal owed on the Notes.

The aggregate amount of redemption payments that could be made under Section 2(a) with respect to the Senior Secured Notes discussed above outstanding as of June 30, 2026 is approximately $2,992,214, representing 500% of the aggregate Outstanding Note Balance of those Notes as of that date, consisting of $532,017 of principal and $66,426 of accrued interest.

The Company recognized amortization of debt discount on Notes of $24,161 and $593 during the six months ended June 30, 2026 and 2025, respectively. The Company recognized amortization of debt discount on Notes of $6,920 and $593 during the three months ended June 30, 2026 and 2025, respectively. As of June 30, 2026 and December 31, 2025, the net balance of the Senior Secured Notes was $1,265,518 and $942,543, respectively, net of unamortized debt discount of $9,336 and $33,302, respectively.

NOTE 4 – NOTES PAYABLE

Stripe Capital Loans

On October 7, 2025, the Company entered into a Loan Agreement with Stripe Servicing, Inc. and Celtic Bank pursuant to the Stripe Capital Program for an aggregate principal amount of $136,357 with the Company receiving cash proceeds of $123,400 (the “First Stripe Capital Loan”). The loan charges a fixed financing fee of $12,957, which was recognized as a debt discount. The First Stripe Capital Loan was secured by substantially all of the assets of RoboCent. The Stripe Capital Loan was repaid by withholding 25% of client payments to us that were processed through the Stripe payment processing platform, subject to minimum payments of $15,151 every 60 days. The First Stripe Capital Loan was retired as of June 30, 2026, and the Company amortized $0 of debt discount to interest expense related to the financing fee during the six months ended June 30, 2026.

On December 11, 2025, we entered into a Loan Agreement with Stripe Servicing, Inc. and Celtic Bank pursuant to the Stripe Capital Program for an aggregate principal amount of $168,236 with the Company receiving cash proceeds of $153,500 (the “Second Stripe Capital Loan”). The loan charges a fixed financing fee of $14,736, which was recognized as a debt discount. The Second Stripe Capital Loan was secured by substantially all of the assets of RoboCent. The Second Stripe Capital Loan is repaid by withholding 25% of client payments to us that were processed through the Stripe payment processing platform, subject to minimum payments of $18,693 every 60 days. The Second Stripe Capital Loan was retired as of June 30, 2026, and the Company amortized $12,282 of debt discount to interest expense related to the financing fee during the six months ended June 30, 2026.

On February 6, 2026, we entered into a Loan Agreement with Stripe Servicing, Inc. and Celtic Bank pursuant to the Stripe Capital Program for an aggregate principal amount of $26,678 with the Company receiving cash proceeds of $23,300 (the “Advocacy Lab Stripe Capital Loan”). The loan charges a fixed financing fee of $3,378, which was recognized as a debt discount. The Advocacy Lab Stripe Capital Loan was secured by substantially all of the assets of Advocacy Lab LLC. The Advocacy Lab Stripe Capital Loan is repaid by withholding 30% of merchant receivables processed through the Stripe payment processing platform, subject to minimum payments of $2,964 every 60 days. The Company amortized $1,126 of debt discount to interest expense related to the financing fee during the six months ended June 30, 2026. As of June 30, 2026, the principal balance and unamortized discounts of the Advocacy Lab Stripe Capital Loan were $14,371 and $2,252, respectively.

F-13

On March 11, 2026, we entered into a Loan Agreement with Stripe Servicing, Inc. and Celtic Bank pursuant to the Stripe Capital Program for an aggregate principal amount of $256,592 with the Company receiving cash proceeds of $229,100 (the “Third Stripe Capital Loan”). The loan charges a fixed financing fee of $27,492, which was recognized as a debt discount. The Third Stripe Capital Loan was secured by substantially all of the assets of RoboCent. The Third Stripe Capital Loan is repaid by withholding 22% of client payments to us that were processed through the Stripe payment processing platform, subject to minimum payments of $28,510 every 60 days. The Third Stripe Capital Loan was retired as of June 30, 2026, and the Company amortized $27,492 of debt discount to interest expense related to the financing fee during the six months ended June 30, 2026.

On June 24, 2026, we entered into a Loan Agreement with Stripe Servicing, Inc. and Celtic Bank pursuant to the Stripe Capital Program for an aggregate principal amount of $280,000 with the Company receiving cash proceeds of $250,000 (the “Fourth Stripe Capital Loan”). The loan charges a fixed financing fee of $30,000, which was recognized as a debt discount. The Fourth Stripe Capital Loan was secured by substantially all of the assets of RoboCent. The Fourth Stripe Capital Loan is repaid by withholding 15.10% of client payments to us that were processed through the Stripe payment processing platform, subject to minimum payments of $31,111 every 60 days. The Company amortized $0 of debt discount to interest expense related to the financing fee during the six months ended June 30, 2026. As of June 30, 2026, the principal balance and unamortized discounts of the Fourth Stripe Capital Loan were $280,000 and $30,000, respectively.

		As of
Loan	Date of Note	June 30, 2026	December 31, 2025
First Stripe Capital Loan	October 7, 2025	-	-
Second Stripe Capital Loan	December 11, 2025	-	140,219
Advocacy Lab Stripe Capital Loan	February 6, 2026	14,371	-
Third Stripe Capital Loan	March 11, 2026	-	-
Fourth Stripe Capital Loan	June 24, 2026	280,000	-
Total principal balance		294,371	140,219
Unamortized debt discount		(32,252)	(12,282)
Total principal balance, net		262,119	127,937

In aggregate, the Company recognized amortization of debt discount of $23,473 and $40,900 during the three and six months ended June 30, 2026, respectively, related to the loans discussed above.

OnDeck Term Loan

On October 17, 2025, RoboCent, Inc. entered into a Term Loan Agreement with ODK Capital, LLC for an aggregate principal amount of $263,800 with the Company receiving cash proceeds of $200,000 (the “OnDeck Term Loan”). The loan charges a fixed financing fee of $63,800, which was recognized as a debt discount. The OnDeck Term Loan has an 18-month term and is scheduled to be repaid in 78 weekly payments of $3,382.05. Effective August 20, 2026, under a payment arrangement with the lender, the weekly payment was reduced to $1,220 for the remaining life of the OnDeck Term Loan, provided that payments are made when due; as a result, the OnDeck Term Loan is expected to be repaid over a longer period than its original 18-month term. The OnDeck Term Loan is secured by a blanket lien on substantially all of the assets of RoboCent, Inc. and is guaranteed by Travis Trawick, our Chief Executive Officer. If we repay the OnDeck Term Loan in whole prior to its maturity, the remaining interest expense shall be reduced by 25%.

The Company made payments of $87,958 on the OnDeck Term Loan during the six months ended June 30, 2026. As of June 30, 2026 and December 31, 2025, the principal balance of the OnDeck Term Loan was $142,021 and $229,979, respectively, of which $142,021 and $121,056 were classified as short-term liabilities, respectively. As of June 30, 2026 and December 31, 2025, the unamortized debt discount was $37,216 and $58,483, respectively.

The Company recognized amortization of debt discount of $10,634 and $21,267 during the three and six months ended June 30, 2026, respectively.

F-14

Pristine Capital Partners Cash Advance

On February 11, 2026, the Company entered into a Cash Advance Agreement with Pristine Capital Partners LLC for an aggregate principal amount of $151,900 with the Company receiving cash proceeds of $100,000 (the “Pristine Cash Advance Agreement”). The loan charges a fixed financing fee of $51,900. The term of the agreement is indefinite and shall continue until the Company pays the total repayment amount. The Pristine Cash Advance is scheduled to be repaid by making daily payments of $1,075.

The Company made payments in the amount of $91,375 on the agreement during the six months ended June 30, 2026. As of June 30, 2026, the balance of the cash advance was $60,525. As of June 30, 2026, the unamortized debt discount was $15,830. The Company amortized debt discounts of $26,501 and $36,071 during the three and six months ended June 30, 2026, respectively.

Forward Financing Agreement

On March 10, 2026, the Company entered into a Future Receipts Sale Agreement with Forward Financing, LLC for an aggregate principal amount of $139,000 with the Company receiving cash proceeds of $97,000 (the “Forward Financing Agreement”). The loan charges a fixed financing fee of $42,095, which was recognized as a debt discount. Forward Financing collects 3% of the Company’s future receipts each month via weekly payments of $3,475, continuing until the earlier of (i) Forward Financing’s receipt of the full $139,000 amount sold or (ii) three years from the effective date of the Forward Financing Agreement.

The Company made payments in the amount of $49,345 on the agreement during the six months ended June 30, 2026. As of June 30, 2026, the balance of the future receipts sale was $89,655. As of June 30, 2026, the unamortized debt discount was $25,257. The Company amortized debt discounts of $4,209 and $16,838 during the three and six months ended June 30, 2026, respectively.

NOTE 5 – LINE OF CREDIT

On February 11, 2026, the Company entered into a Business Line of Credit Agreement with Headway Capital for a total available credit limit of $100,000, an interest rate of 75.05% and a 2.00% advance fee per draw (the “Headway Line of Credit”). The Company was advanced a total of $100,000 on the Headway Line of Credit as of June 30, 2026. The Headway Line of Credit is scheduled to be paid in 18 monthly payments.

The Company made payments in the amount of $16,633 on the agreement during the six months ended June 30, 2026. As of June 30, 2026, the balance of the Line of Credit and accrued interest was $83,367 and $0, respectively.

NOTE 6 – RELATED PARTY TRANSACTIONS

Dividend Distribution

The Company’s wholly owned subsidiary RoboCent made regular cash dividend distributions to the Company’s sole shareholder prior to its merger with FullPAC. During the six months ended June 30, 2026 and 2025, the Company made dividend distributions in the amount of $0 and $17,256, respectively. During the three months ended June 30, 2026 and 2025, the Company made dividend distributions in the amount of $0 and $8,732, respectively.

Shares Issued for Service

On April 14, 2026, the Company entered into a Consulting Agreement with Trey Trawick, an immediate family member of the Chief Executive Officer, for AI consulting services at $5,000 per month. During the period ended June 30, 2026, the Company granted Mr. Trey Trawick a restricted stock award for 10,000 shares under the Company’s 2025 Long-Term Incentive Plan in connection with services rendered. The shares have a fair value of $50,000 or $5.00 per share, the price at which the Company contemporaneously sold shares of common stock for cash to third-party investors in its Regulation A offering and private placements.

F-15

Secured Notes Payable

During the year ended December 31, 2025, the Company entered into a series of Senior Secured Promissory Notes with related-party investors (the “Notes”) for an aggregate principal amount of $274,155 with the Company receiving cash proceeds of $261,100. The Company recognized debt discount of $13,055 at the issuance of the notes. The Notes mature on December 31, 2026, bear interest at 15% per year, were issued with a 5% original issue discount and are secured by a first-priority lien on substantially all of the assets of RoboCent, Inc. In the event the Company enters into a Qualified Financing, the Company shall apply 50% of the proceeds from such offering to redeem the Notes. The cash redemption amount payable to each holder in connection with such Qualified Financing Redemption shall be equal to the product of (I) the post-money valuation of the Company following such Qualified Financing and (II) the quotient of (x) the outstanding note balance of the Note held by such holder on the date of such Qualified Financing Redemption and (y) the lower of (i) the product of 0.8 and the post-money valuation of the Company following such Qualified Financing and (ii) $7 million (such amount redeemed, the “Qualified Financing Redemption Amount”); provided, however, that the Qualified Financing Redemption Amount paid to any holder shall not be greater than five hundred percent (500%) of the Outstanding Note Balance of the Note held by such holder on the date of such Qualified Financing Redemption. The Notes held by holders that executed the Amendment and Subordination Agreement are subordinated, as to the sequence and priority of payment, to the prior repayment in full of the Notes held by holders that did not execute such agreement.

As further discussed in Note 3, during the six months ended June 30, 2026, the Company redeemed certain Notes held by certain related-parties with aggregate principal balances of $63,525 together with accrued interest of $5,078 for an aggregate cash redemption amount of $351,100. The Company recognized a total loss on settlement of senior secured redeemable notes of $282,497. During the three months ended June 30, 2026, the Company recognized an additional loss of $56,948 related to required redemptions owed as a result of the Qualified Financing during the period, recognized as additional principal owed on the related party Notes.

The aggregate amount of redemption payments that could be made under Section 2(a) with respect to the Senior Secured Notes discussed above outstanding as of June 30, 2026 is approximately $1,167,676, representing 500% of the aggregate Outstanding Note Balance of those Notes as of that date, consisting of $205,117 of principal and $28,418 of accrued interest.

The Company recognized amortization of debt discount on related-party notes of $5,847 and $154 during the six months ended June 30, 2026 and 2025, respectively. The Company recognized amortization of debt discount on Notes of $1,700 and $154 during the three months ended June 30, 2026 and 2025, respectively. As of June 30, 2026 and December 31, 2025, the net balance of the related-party Senior Secured Notes was $258,637 and $264,684, respectively, net of unamortized debt discount of $3,429 and $9,524, respectively. As of June 30, 2026 and December 31, 2025, accrued interest on related-party notes was $28,418 and $15,837, respectively.

Related Party Loans

On March 31, 2026, the Company entered into a short-term, unsecured, non-interest-bearing promissory note agreement with the Company’s Chief Financial Officer for the principal amount of $14,980. The note bore interest at 0%, was scheduled to mature on March 31, 2028, and was prepayable at any time without penalty. During the six months ended June 30, 2026, the Company repaid the $14,980 principal balance in full to the Officer. As of June 30, 2026, no amount was outstanding under the note and the note was retired.

On April 10, 2026, RoboCent, Inc. issued an unsecured, non-interest-bearing promissory note in the principal amount of $4,700 to the Company’s Chief Executive Officer, as lender. The note was repaid in cash on May 26, 2026. As of June 30, 2026, no amount was outstanding under the note and the note was retired.

NOTE 7 – ACQUISITION

On January 5, 2026, the Company and its newly created wholly owned subsidiary Govt, Inc. entered into an asset purchase agreement with Govtext, LLC and Elnatan Rudolph (“Sellers”) to purchase certain assets of the Sellers related to their business focused on constituent outreach (“Govtext”). The Company agreed to pay $30,000 in cash to the Sellers. The Company also entered into an Independent Referral Partner Agreement (“Partner Agreement”) with Elnatan Rudolph (the “Partner”). The Partner Agreement has a term of approximately 10 years but is cancellable by either party with 30 days’ notice. Under the Partner Agreement, the Partner can earn commissions based on gross proceeds from certain legacy accounts of the acquired assets. All compensation ends upon termination of the agreement. The Company accounted for the transaction as an asset acquisition under ASC 805 due to all of the fair value of the assets acquired consisting of a single asset group of customer list. The acquisition cost has been capitalized as an intangible asset on the balance sheet.

F-16

NOTE 8 – INTANGIBLE ASSETS

On August 21, 2025, the Company entered into an Escrow Agreement for the acquisition of the domain name, GOTV.com. Under the terms of the agreement, the Company made a down-payment of $31,312 and is required to make monthly payments of $3,125, from September 11, 2025 through August 11, 2028. Upon the end of the escrow period, the ownership of the domain name is transferred to the Company. The Company used an incremental borrowing rate of 15%, based on the information available at the commencement date, to determine the present value of the future payments. The present value of the intangible asset on the day of acquisition was $119,961. As of June 30, 2026 and December 31, 2025, the principal balance of the loan was $69,004 and $82,004, respectively, of which $29,096 and $27,006 were classified as short-term liabilities, respectively. As of June 30, 2026 and December 31, 2025, the accrued interest balance was $0 and $0, respectively.

The domain name is being amortized over an estimated three-year life on a straight-line basis. Amortization expense for the three and six months ended June 30, 2026 was $9,997 and $19,994, respectively.

On September 29, 2025, the Company entered into a Membership Interest Purchase Agreement to purchase 100% of the membership interest of Advocacy Lab LLC. The Company paid a total cash consideration of $45,000 to the members of Advocacy Lab. The acquired intangible assets were a domain name and a customer list.

The domain name and customer list both have an estimated three-year life and are amortized on a straight-line basis. Amortization expense for the three and six months ended June 30, 2026 was $3,750 and $7,500, respectively.

On January 5, 2026, the Company entered into an asset purchase agreement with Govtext, LLC and Elnatan Rudolph to purchase certain assets of the Sellers related to their business focused on constituent outreach. The Company agreed to pay $30,000 in cash to the Sellers. The Company accounted for the transaction as an asset acquisition under ASC 805. The acquisition cost has been capitalized as an intangible asset on the balance sheet. The acquired intangible assets consisted of a customer list and contracts.

The customer list and contracts have an estimated three-year life and are amortized on a straight-line basis. Amortization expense for the three and six months ended June 30, 2026 was $2,500 and $5,000, respectively.

Intangible assets consisted of the following:

	June 30, 2026	December 31, 2025
GOTV.com domain	$119,961	$119,961
Advocacy Lab domain and customer list	45,000	45,000
Govtext customer list and contracts	30,000	—
Less: accumulated amortization	(52,905)	(20,411)
Total intangible assets, net	$142,056	$144,550

NOTE 9 – SHAREHOLDER EQUITY

Preferred Stock

The Company is authorized to issue 10,000,000 shares of blank check preferred stock, $0.0001 par value per share. No preferred shares were issued or outstanding as of June 30, 2026 and December 31, 2025.

Common Stock

The Company is authorized to issue 250,000,000 shares of common stock, $0.0001 par value per share. There were 21,758,300 and 20,673,200 shares of common stock issued and outstanding as of June 30, 2026 and December 31, 2025, respectively.

Effective June 26, 2025, the Company conducted a forward-split such that 25,000 shares of common stock became 15,000,000 shares of common stock. The forward stock split has been retroactively adjusted throughout these unaudited condensed consolidated financial statements and footnotes.

F-17

On January 6, 2026, the Company sold and issued 160,000 shares of common stock to an accredited investor in a private placement at a purchase price of $5.00 per share, for aggregate gross proceeds of $800,000.

On April 24, 2026, the Company sold and issued an aggregate of 519,258 shares of common stock to certain accredited investors at a purchase price of $5.00 per share, for aggregate gross proceeds of $2,596,290. The Company used the proceeds from the April 2026 Private Placements for working capital and to redeem certain Seed Notes.

During the six months ended June 30, 2026, the Company issued a total of 288,342 shares of common stock in its ongoing offering pursuant to Regulation A at $5.00 per share, for aggregate gross proceeds of $1,441,710. Of those shares, 111,780 were issued in six closings that settled during the three months ended March 31, 2026, for aggregate gross proceeds of $558,900.

During the six months ended June 30, 2026, the Company offset $249,888 of deferred offering costs incurred prior to December 31, 2025 (consisting of $192,703 of legal fees, $43,185 of listing and filing fees, and $14,000 of accounting fees), and incurred $381,058 of additional offering costs during the six months ended June 30, 2026 (consisting of $225,714 of placement agent fees, $41,521 of listing and filing fees, $49,355 of legal fees and $64,468 of offering advertising expenses), against the aggregate gross proceeds of the equity capital raise. The amounts reported for common stock issued for cash in the condensed consolidated statements of shareholders’ equity are presented net of offering costs charged against equity.

In connection with the April 2026 Private Placements, Mr. Trawick sold an aggregate of 3,196,737 shares of the Company’s Common Stock to the same accredited investors that were purchasers in the April 2026 Private Placements (the “Founder Share Sale”). The purchase price per share in the Founder Share Sale was $0.10, and Mr. Trawick received gross proceeds of approximately $320,000. The Company was not a party to the Founder Share Sale and did not receive any proceeds from the sale of shares by Mr. Trawick.

Restricted Stock

The Company maintains a single equity incentive plan, the 2025 Long-Term Incentive Plan. The plan authorizes 6,000,000 shares of common stock for issuance. During the period ended June 30, 2026, the Company granted a total of 117,500 shares of the Company’s common stock to consultants for services under the Company’s 2025 Long-Term Incentive Plan. The awarded shares are immediately vested. The fair market value of the common stock granted during the six months ended June 30, 2026 was $587,501. The $587,501 aggregate fair value reflects a value of $5.00 per share, the price at which the Company contemporaneously sold shares of common stock for cash to third-party investors in its Regulation A offering and private placements. The increase from the per-share value of shares issued for services during 2025 reflects this contemporaneous, arm’s-length cash price.

Warrants

In connection with closings of the Company’s Regulation A offering, the Company issued warrants to the placement agents as part of their underwriting compensation to purchase 10,380 shares of the Company’s common stock. The warrants have an exercise price of $6.25 and a five-year life. The fair value of the warrants was $28,375, which was recorded as a cost of capital on the equity statement.

The aggregate fair value of the warrants measured during the period ended June 30, 2026 was calculated using the Black-Scholes option pricing model based on the following assumptions:

Period Ended June 30, 2026
Fair value of common stock on measurement date	$5.00 per share
Risk free interest rate (1)	4.27%
Volatility (2)	67.47%
Dividend yield (3)	0%
Expected term (in years)	5

(1) The risk-free interest rate was determined by management using the market yield on U.S. Treasury securities with comparable terms as of the measurement date.

F-18

(2) Expected volatility was estimated based on the historical volatility of comparable publicly traded companies, as the Company does not have sufficient trading history of its own stock. The Company selected peer companies in a similar industry, with a similar business model and economic risk characteristics, and computed expected volatility based on the average historical volatility of those companies over a period consistent with the expected term of the warrants.

(3) The Company does not expect to pay a dividend in the foreseeable future.

The following table summarizes the stock warrant activity for the six months ended June 30, 2026:

		Weighted-Average Exercise Price Per Share
Outstanding, December 31, 2025	–	–
Granted	10,380	–
Exercised	–	–
Forfeited	–	–
Expired	–	–
Outstanding, June 30, 2026	10,380	$6.25
Exercisable, June 30, 2026	10,380	$6.25

As of June 30, 2026, the remaining weighted average term for the outstanding stock warrants is 4.44 years.

NOTE 10 – CONCENTRATIONS OF RISK

Supplier Concentrations

During the six months ended June 30, 2026, two suppliers accounted for 44.44% and 28.32% of the Company’s cost of revenues, representing carrier fees for messaging and voter data, respectively. During the six months ended June 30, 2025, one supplier accounted for 44.1% of the Company’s cost of revenues, representing voter data and carrier fees for messaging.

During the three months ended June 30, 2026, three suppliers accounted for 39.49%, 29.43%, and 11.00% of the Company’s cost of revenues representing carrier fees, voter data, and carrier fees, respectively. During the three months ended June 30, 2025, one supplier accounted for 39.62% of the Company’s cost of revenues, representing voter data and carrier fees for messaging.

Customer Concentrations

The Company has a concentration of customers. For the six months ended June 30, 2026, one customer individually accounted for $136,675 or approximately 10.62% of our revenues. For the six months ended June 30, 2025, two customers individually accounted for $32,931 and $25,750, or approximately 14.07% and 11.00% of our revenues, respectively.

For the three months ended June 30, 2026, one customer individually accounted for $136,525 or approximately 14.56% of our revenues. For the three months ended June 30, 2025, four customers individually accounted for $25,750, $25,604, $21,896 and $19,941, or approximately 13.93%, 13.85%, 11.84% and 10.79% of our revenues, respectively.

The Company’s sales are concentrated in the political telecommunications market and are cyclical based on election cycles.

F-19

NOTE 11 – COMMITMENTS AND CONTINGENCIES

In June 2026, the Company entered into a master services agreement with Sixtyfour AI, Inc. (“Sixtyfour”) that underlies the Company’s GOTV Intel candidate-research offering. Under the agreement, and subject to specified exceptions, Sixtyfour has agreed not to provide comparable services to political entities other than through the Company. The agreement provides for fees of $27,500 per month and obligates the Company to pay a non-cancelable minimum of $495,000 over an initial term of 18 months, regardless of the revenue the offering generates.

The Company depends on Sixtyfour’s data sourcing, licensing, and methodology, none of which the Company controls.

Legal Matters

From time to time, we may be involved in litigation relating to claims arising out of our operations in the normal course of business. As of the date of these financial statements, there are no pending or threatened lawsuits that management believes would have a material adverse effect on the Company’s business, financial condition, or results of operations.

NOTE 12 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events through September 25, 2026, the date these unaudited condensed financial statements were available to be issued.

On July 24, 2026, RoboCent, Inc. issued a short-term, unsecured, non-interest-bearing promissory note in the principal amount of $75,000 to Travis Trawick, the Company’s Chief Executive Officer, as lender. The note matures on December 31, 2026 and may be prepaid without penalty.

On August 31, 2026, the Company entered into a second Cash Advance Agreement with Pristine Capital Partners LLC for an aggregate principal amount of $193,200 with the Company receiving cash proceeds of $133,000. The agreement charges a fixed financing fee of $60,200, which will be recognized as a debt discount, and the advance is repaid through payments of 4% of receivables, initially estimated at $1,341.67 per business day. A portion of the proceeds was used to repay the remaining balance of the Pristine Cash Advance Agreement in full on September 1, 2026.

On September 8, 2026, the Company completed a closing of its Regulation A offering, issuing 20,000 shares of common stock at $5.00 per share for gross proceeds of $100,000 and net proceeds of $80,500 after offering costs of $19,500, and issuing warrants to the placement agent to purchase 700 shares of common stock at an exercise price of $6.25 per share.

On September 15, 2026, the Company issued a secured promissory note to SEG Opportunity Fund, LLC in the principal amount of $300,000 for a purchase price of $250,000. The note bears no interest, and the $50,000 original issue discount will be recognized as a debt discount and amortized to interest expense through the October 15, 2026 maturity date. The note is secured by substantially all of the assets of the Company, junior to the security interests securing the Senior Secured Notes issued by RoboCent, Inc.

F-20

Item 4. Exhibits

The following exhibits are incorporated by reference into this Semiannual Report on Form 1-SA:

Exhibit No.	Description
2.1	Articles of Incorporation of FullPAC, Inc., dated June 25, 2025 (incorporated by reference to Exhibit 2.1 of the Form 1-A Offering Statement filed September 8, 2025).
2.2	Bylaws of FullPAC, Inc. (incorporated by reference to Exhibit 2.2 of the Form 1-A Offering Statement filed September 8, 2025).
2.3	Membership Interest Purchase Agreement, by and among FullPAC, Inc. and the members of Advocacy Lab LLC (incorporated by reference to Exhibit 2.3 to the Form 1-A/A Offering Statement filed September 29, 2025).
2.4	Asset Purchase Agreement, dated January 5, 2026, by and among FullPAC, Inc., Govt, Inc., Govtext, LLC, and Elnatan Rudolph (incorporated by reference to Exhibit 2.4 of the Form 1-K filed May 27, 2026).
4.1	Form of Subscription Agreement (incorporated by reference to Exhibit 4.1 to the Form 1-A Offering Statement filed September 8, 2025).
4.2	Form of Placement Agent Warrant (incorporated by reference to Exhibit 4.2 to the Form 1-A/A Offering Statement filed September 29, 2025).
4.3	Form of Amendment and Subordination Agreement by and among FullPAC, Inc. and a holder of a senior secured promissory note issued by RoboCent, Inc. (incorporated by reference to Exhibit 4.2 of the Form S-1/A filed September 18, 2026).
6.1	Form of Senior Secured Promissory Note (Seed Notes) (incorporated by reference to Exhibit 3.1 of the Form 1-A Offering Statement filed September 8, 2025).
6.2	FullPAC, Inc. 2025 Long-Term Incentive Plan and form of equity grant thereunder (incorporated by reference to Exhibit 6.8 of the Form 1-A Offering Statement filed September 8, 2025).
6.3	Side Letter, dated as of July 21, 2025, by and between FullPAC, Inc. and Travis Trawick (incorporated by reference to Exhibit 6.10 of the Form 1-A Offering Statement filed September 8, 2025).
6.4	Amended and Restated Employment Agreement, dated November 20, 2025, between FullPAC, Inc. and Daniel Flowers (incorporated by reference to Exhibit 6.4 of the Form 1-A/A Offering Statement filed November 24, 2025).
6.5	Employment Agreement, dated as of September 1, 2025, between FullPAC, Inc. and Travis Trawick (incorporated by reference to Exhibit 6.1 of the Form 1-A Offering Statement filed September 8, 2025).
6.6	Employment Agreement, dated September 1, 2025, between FullPAC, Inc. and Ryan Deal (incorporated by reference to Exhibit 6.3 of the Form 1-A Offering Statement filed September 8, 2025).
6.7	Form of Employment Agreement, effective as of December 8, 2025, between FullPAC, Inc. and Isaac Dietrich (incorporated by reference to Exhibit 6.2 of the Form 1-A/A Offering Statement filed November 24, 2025).
6.8	Employment Agreement, dated December 30, 2025, between FullPAC, Inc. and Hector Garcia (incorporated by reference to Exhibit 6.8 of the Form 1-K filed May 27, 2026).
6.12	Promissory Note, dated March 31, 2026, between RoboCent, Inc. and Isaac Dietrich (incorporated by reference to Exhibit 6.12 of the Form 1-K filed May 27, 2026).
6.13	Promissory Note, dated April 10, 2026, between RoboCent, Inc. and Travis Trawick (incorporated by reference to Exhibit 6.13 of the Form 1-K filed May 27, 2026).
6.14	Form of Lock-Up / Leak-Out Agreement, dated November 21, 2025 (incorporated by reference to Exhibit 6.14 of the Form 1-A/A Offering Statement filed November 24, 2025).
6.15	Loan Agreement, dated October 7, 2025, between RoboCent, Inc. and Stripe Servicing, Inc. (First Stripe Capital Loan) (incorporated by reference to Exhibit 6.15 of the Form 1-A/A Offering Statement filed November 24, 2025).
6.16	Term Loan Agreement, dated October 17, 2025, between RoboCent, Inc. and ODK Capital, LLC (OnDeck Term Loan) (incorporated by reference to Exhibit 6.16 of the Form 1-A/A Offering Statement filed November 24, 2025).
6.17	Lock-Up Waiver Agreement, dated April 24, 2026, by and among FullPAC, Inc., Travis Trawick, and Dawson James Securities, Inc. (incorporated by reference to Exhibit 6.4 of the Form 1-U filed April 29, 2026).
6.18	Form of Securities Purchase Agreement, dated December 19, 2025, between FullPAC, Inc. and the investor identified therein (December 2025 Private Placement) (incorporated by reference to Exhibit 6.18 of the Form 1-K filed May 27, 2026).
6.19	Form of Securities Purchase Agreement, dated January 6, 2026, between FullPAC, Inc. and the investor identified therein (January 2026 Private Placement) (incorporated by reference to Exhibit 6.19 of the Form 1-K filed May 27, 2026).
6.20	Form of Securities Purchase Agreement, dated April 24, 2026, between FullPAC, Inc. and the investors identified therein (April 2026 Private Placement) (incorporated by reference to Exhibit 6.1 of the Form 1-U filed April 29, 2026).
6.21	Business Line of Credit Agreement, dated February 11, 2026, between FullPAC, Inc. and Headway Capital, LLC (incorporated by reference to Exhibit 6.21 of the Form 1-K filed May 27, 2026).

Exhibit No.	Description
6.22	Standard Merchant Cash Advance Agreement, dated February 11, 2026, by and among FullPAC, Inc., RoboCent, Inc., Advocacy Lab LLC, Govt, Inc., and Pristine Capital Partners LLC (incorporated by reference to Exhibit 6.22 of the Form 1-K filed May 27, 2026).
6.23	Future Receipts Sale Agreement, dated March 10, 2026, between FullPAC, Inc. and Forward Financing LLC (incorporated by reference to Exhibit 6.23 of the Form 1-K filed May 27, 2026).
6.24	Loan Agreement, dated December 11, 2025, between RoboCent, Inc. and Stripe Servicing, Inc. (Second Stripe Capital Loan) (incorporated by reference to Exhibit 6.24 of the Form 1-K filed May 27, 2026).
6.25	Loan Agreement, dated March 11, 2026, between RoboCent, Inc. and Stripe Servicing, Inc. (Third Stripe Capital Loan) (incorporated by reference to Exhibit 6.25 of the Form 1-K filed May 27, 2026).
6.26	Loan Agreement, dated February 6, 2026, between Advocacy Lab LLC and Stripe Servicing, Inc. (Advocacy Lab Stripe Capital Loan) (incorporated by reference to Exhibit 6.26 of the Form 1-K filed May 27, 2026).
6.27	Consulting Agreement, dated April 14, 2026, between FullPAC, Inc. and Trey Trawick (incorporated by reference to Exhibit 6.27 of the Form 1-K filed May 27, 2026).
6.28	Independent Referral Partner Agreement, dated January 5, 2026, between FullPAC, Inc. and Elnatan Rudolph (incorporated by reference to Exhibit 6.28 of the Form 1-K filed May 27, 2026).
6.29	Loan Agreement, dated June 24, 2026, between RoboCent, Inc. and Stripe Servicing, Inc. (Fourth Stripe Capital Loan) (incorporated by reference to Exhibit 10.24 of the Form S-1/A filed July 14, 2026).
6.30	Master Services Agreement, dated as of June 12, 2026, between FullPAC, Inc. and Sixtyfour AI, Inc. (incorporated by reference to Exhibit 10.25 of the Form S-1/A filed July 14, 2026).
6.31	Promissory Note, dated July 24, 2026, between RoboCent, Inc. and Travis Trawick (incorporated by reference to Exhibit 10.29 of the Form S-1/A filed September 18, 2026).
6.32	Form of Executive Confidentiality and Restrictive Covenant Agreement (incorporated by reference to Exhibit 6.5 to the Form 1-A Offering Statement filed September 8, 2025).
6.33	Form of Independent Director Offer Letter (incorporated by reference to Exhibit 6.6 to the Form 1-A Offering Statement filed September 8, 2025).
6.34	Lease Agreement, dated as of June 23, 2025, between Club Forest Birdneck Office Suites, LLC and FullPAC, Inc. (incorporated by reference to Exhibit 6.7 to the Form 1-A Offering Statement filed September 8, 2025).
6.35	Prime Broker Agreement, Custody Services Agreement, and Master Trading Agreement, dated as of July 30, 2025, between FullPAC, Inc. and Coinbase Inc. (incorporated by reference to Exhibit 6.9 to the Form 1-A Offering Statement filed September 8, 2025).
6.36	Employment Agreement, effective as of October 1, 2025, by and between Kevin Rose and FullPAC, Inc. (incorporated by reference to Exhibit 6.11 to the Form 1-A/A Offering Statement filed September 29, 2025).
6.37	Employment Agreement, effective as of October 1, 2025, by and between Karl Brycz and FullPAC, Inc. (incorporated by reference to Exhibit 6.12 to the Form 1-A/A Offering Statement filed September 29, 2025).
6.38	First Amendment to the FullPAC, Inc. 2025 Long-Term Incentive Plan (incorporated by reference to Exhibit 6.13 to the Form 1-A/A Offering Statement filed September 29, 2025).
6.39	Form of Stock Purchase Agreement, dated as of April 24, 2026, by and between Travis Trawick and the purchasers named therein (incorporated by reference to Exhibit 6.2 to the Form 1-U filed April 29, 2026).
6.40	Placement Agent Waiver Agreement, dated as of April 24, 2026, between FullPAC, Inc. and Dawson James Securities, Inc. (incorporated by reference to Exhibit 6.3 to the Form 1-U filed April 29, 2026).
6.41	Standard Merchant Cash Advance Agreement, dated August 31, 2026, among Pristine Capital Partners LLC, FullPAC, Inc., RoboCent, Inc. and Advocacy Lab LLC (Second Pristine Agreement; replaced the February 11, 2026 agreement, which was repaid in full on September 1, 2026) (incorporated by reference to Exhibit 10.30 of the Form S-1/A filed September 18, 2026).
6.42	Secured Promissory Note, dated September 15, 2026, issued by FullPAC, Inc. to SEG Opportunity Fund, LLC (incorporated by reference to Exhibit 10.26 of the Form S-1/A filed September 18, 2026).
8.1	Escrow Agreement, dated as of August 7, 2025, by and between FullPAC, Inc. and Wilmington Trust, National Association, as Escrow Agent (incorporated by reference to Exhibit 8.1 to the Form 1-A Offering Statement filed September 8, 2025).

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FULLPAC, INC.

By:	/s/ Travis Trawick
Name:	Travis Trawick
Title:	Chief Executive Officer
Date:	September 25, 2026

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Travis Trawick	Chief Executive Officer and Chairman of the Board of Directors (Principal Executive Officer)	September 25, 2026
Travis Trawick

/s/ Isaac Dietrich	Chief Financial Officer and Director (Principal Financial Officer and Principal Accounting Officer)	September 25, 2026
Isaac Dietrich